NYSE: SAND TSX: SSL ANNUAL REPORT 2023 Sandstorm Gold Royalties

Section 1 Corporate Profile 2023 Q4 II Hundreds of Royalties. One Investment. Corporate & Shareholder Information Stock Exchange Listings Toronto Stock Exchange TSX: SSL New York Stock Exchange NYSE: SAND Transfer Agent Computershare Investor Services 2nd Floor, 510 Burrard Street Vancouver, British Columbia V6C 3B9 T 604 661 9400 Corporate Secretary Christine Gregory Auditors PricewaterhouseCoopers LLP PricewaterhouseCoopers Place Suite 1400, 250 Howe Street Vancouver, British Columbia V6C 3S7 T 604 806 7000 F 604 806 7806 Board of Directors Andrew T. Swarthout David Awram David E. De Witt Elif Lévesque John P. A. Budreski Mary L. Little Nolan Watson Vera Kobalia Corporate Offices Vancouver Head Office Suite 3200, 733 Seymour Street Vancouver, British Columbia V6B 0S6 T 604 689 0234 F 604 689 7317 info@sandstormgold.com www.sandstormgold.com Toronto Office Suite 503, 36 Lombard Street Toronto, Ontario M5C 2X3

Section 1 Corporate Profile 2023 Q4 III Corporate Profile Shareholder Message IV Management Team XII Board of Directors XIII Management's Discussion & Analysis Company Highlights 03 Overview and Outlook 05 Key Producing Assets 05 Other Producing Assets 09 Development Assets 15 Summary of Annual Results 20 Summary of Quarterly Results 24 Quarterly Commentary 28 Consolidated Financial Statements Financial Position 59 Income (Loss) 60 Comprehensive Income (Loss) 61 Cash Flow 62 Changes in Equity 63 Notes to the Consolidated Financial Statements 64

Section 1 Corporate Profile 2023 Q4 IV A Message to Shareholders President & CEO Nolan Watson When I think back over the decade and a half of Sandstorm’s existence, I can pinpoint certain inflection points along the way that have contributed to the Company’s success. As we’ve built the Company, we have been methodical in our approach to growth. Some of our earlier deals like Aurizona and Santa Elena laid the foundation on which the Company was built. The acquisitions of various royalty packages like the Teck package and smaller royalty companies, steadily increased Sandstorm’s gold equivalent production and cash flows while deepening the portfolio’s exploration upside and optionality. Acquiring Mariana Resources in 2017 added a cornerstone asset to Sandstorm’s portfolio with Hod Maden. More recently, the acquisitions of the BaseCore portfolio and Nomad Royalty Company solidified Sandstorm’s industry-leading portfolio diversification while bolstering the next two decades of long-life, low-cost production. I would be remiss to suggest that the journey thus far has been without bumps along the way.

Section 1 Corporate Profile 2023 Q4 V Producing Assets Development & Exploration Assets Mining is a risky business and changing market conditions can create many challenges for both operators and the entities that finance them. Our business model, however, protects us from many of those risks that mining companies face—as long as a mine continues to produce, Sandstorm continues to receive gold. As the Company has grown, we have dramatically diversified the number of mines around the world that deliver us that gold, while simultaneously increasing the quality of mines underpinning our portfolio. 2023 will go down in history as one of the more challenging years in terms of global macroeconomics. We saw a once-in-a-generation interest rate hiking cycle aimed at combatting extreme inflationary pressure while world governments continued to increase national debt to eye-watering levels. This economic backdrop has created both challenges and opportunities for Sandstorm. Mineral Property Value Contribution BMO Capital Markets Equity Research asset NPV estimates and broker data at consensus pricing. Diversification analysis combines total contractual exposure to a given asset (e.g. Hod Maden gold stream + 2.0% royalty). 37% Other Assets 43% Top 5 Assets 20% Next 5 Assets

2023 Q4

Comparing Gold-Backed ETFs to Gold Price

SPDR Gold Shares ETF
Spot Gold (Month Close)
ETF NET FLOWS (USD BILLIONS)
GOLD PRICE (USD PER OUNCE)
$1.5
$1.0
$0.5
$0
-$0.5
-$1.0
-$1.5
-$2.0
-$2.5
$2,100
$1,700
$1,300
$900
$500
Jul 2022
Jan 2023
Jul 2023
Dec 2023

Source: World Gold Council

Corporate Profile
SECTION 1
VI

Section 1 Corporate Profile 2023 Q4 VI Comparing Gold-Backed ETFs to Gold Price SPDR Gold Shares ETF Spot Gold (Month Close) $1.5 $1.0 $0.5 $0 -$0.5 -$1.0 -$1.5 -$2.0 -$2.5 ETF NET FLOWS (USD BILLIONS) Jul 2022 Jan 2023 Jul 2023 Dec 2023 Source: World Gold Council $500 $900 $1,300 $1,700 $2,100 GOLD PRICE (USD PER OUNCE)

Section 1 Corporate Profile 2023 Q4 VII The first challenge is the impact of interest rates on the Company’s balance sheet. As part of one of the big moves I mentioned earlier, Sandstorm assumed nearly $640 million in debt commitments with the acquisition of the Nomad and BaseCore royalty portfolios in 2022. This level of debt was a first for the Company, but we were confident that it was manageable, despite rising interest rates. I am very pleased with the progress we have made in de-levering the balance sheet, and as of the date of this MD&A, Sandstorm’s debt balance sits at $421 million and dropping quickly. In the fall of 2023, we announced a plan to monetize a minimum of $40 million in non-core assets, with the cash proceeds dedicated to further debt repayment. At this rate, we anticipate the Company’s debt balance to be below $350 million by the end of 2024. In addition to the sale of non-core assets, markets are beginning to anticipate dropping interest rates that, when realized, will further expedite our debt repayment schedule. Another challenge, which is not specific to Sandstorm, has been the dislocation between the spot gold market and gold equities. For the first time in my career, we are seeing a separation between the price of gold and the valuations of gold companies. The reason for this lies in the difference between buyers of physical gold and buyers of gold equities. For some time now, the major buyers of physical gold have been world governments and central banks. For all the economic reasons mentioned above, central banks around the world have been actively fortifying their balance sheets with real assets like gold. They see the writing on the wall and know that the current interest rate and debt levels are unsustainable. In contrast to the spot gold market, many of the world’s gold-backed ETFs that track the price of gold have seen net outflows for 13 of the last 18 months1. These outflows are indicative of where institutional money is being allocated—or in this case, not being allocated. The bottom line is that the entities that are pushing the physical gold price to new all-time highs are not the same entities that are buying gold stocks. Herein lies the opportunity going forward—I believe that in 2024 this demand gap between physical gold and gold equities will close. As institutional investors begin to look more closely at opportunities in the gold space, Sandstorm has never been in a better, more attractive position relative to its peers. 1 Source: World Gold Council, SPDR Gold Shares (GLD) fund flows between July 2022–Dec 2023 I believe that in 2024 this demand gap between physical gold and gold equities will close.

Section 1 Corporate Profile 2023 Q4 VIII We just completed another record-breaking year with over 97,000 gold equivalent ounces sold and over $150 million in free cash flow2 As we enter 2024, I believe that Sandstorm is the strongest version of itself than ever before. We have the most diversified portfolio of any major royalty company, we just completed another record-breaking year with over 97,000 gold equivalent ounces sold and over $150 million in free cash flow2, and we are on the precipice of a new growth chapter for the Company. Over the next five years, Sandstorm will ramp up production to approximately 125,000 gold equivalent ounces3. At current commodity prices, that equates to over $200 million in free cash flow each year. All this coming from assets that have already been bought and paid for; our growth is truly built-in. 2 Excluding changes in non-cash working capital. See note regarding Non-IFRS measures in the MDA. 3 Based on commodity price assumptions of $1,800/oz Au, $23/oz Ag, $3,90/lb Cu 4 Ounces payable to Sandstorm are based on Orion Mine Finance’s 40% minority interest in Greenstone. This year, we are excited to see two growth assets come online. The first is Equinox Gold’s Greenstone gold mine in northern Ontario, Canada. Equinox has done an exceptional job constructing the mine and as of today, the project has commenced commissioning activities and has started stockpiling ore. Equinox expects to pour first gold in the first half of this year, with deliveries to Sandstorm beginning shortly after4. Once fully ramped up, the Greenstone mine will be one of Canada’s largest open-pit gold mines and is expected to produce an average of 400,000 ounces of gold per year for the first four years and an average of 360,000 ounces of gold per year for the life of the mine. Another asset entering production this year is Ivanhoe’s Platreef mine. Platreef is a multi-phase mine that is expected to become one of the world’s largest producers of platinum group metals. Phase 1 is anticipated to commence production in the second half of 2024 and Ivanhoe has begun the budgeting and planning process for Phase 2. Once fully ramped up, Platreef has the potential to become one of Sandstorm’s largest-producing assets on a gold equivalent basis. 125koz Sandstorm’s Peak Annual Gold Equivalent Production within five years

Section 1 Corporate Profile Q4 2023 IX Another key development project for Sandstorm is Hod Maden. In 2023, SSR Mining purchased a 10% operating interest in Hod Maden with the option to increase its ownership to 40% through various pre-construction capital commitments. Upon the announcement, SSR Mining continued project financing activities and early earthworks construction items that were set in motion by Lidya Madencilik—one of Hod Maden’s minority partners. I look forward to seeing continued progress being made at this extraordinary asset. The Robertson deposit at Barrick’s Cortez Complex in Nevada is another exciting development project for Sandstorm’s portfolio. Nevada Gold Mines, the operator of Cortez, is actively permitting the deposit and expects Robertson to be in production in 2027. This key expansion deposit for Cortez will add to Sandstorm’s robust growth pipeline. Platreef Hod Maden Greenstone

Section 1 Corporate Profile Q4 2023 X Three of the four development assets I’ve mentioned were purchased in the Nomad-BaseCore transaction a little less than two years ago. I am thrilled to see the plan we put into motion come to fruition. With these development projects, and with several other growth assets purchased over the last few years, Sandstorm’s average mine life has increased to nearly 25 years5, which represents an increase of over 45% in average mine life from where the portfolio was just five years ago. 5 Average mine life based on the Company’s top 10 assets by net asset value. 45% Increase in the average mine life of Sandstorm’s portfolio since 2018. Cortez Complex (Robertson)

Section 1 Corporate Profile Q4 2023 XI Despite the hurdles that we have had to overcome throughout the growth journey of Sandstorm, we have now arrived at a place where the Company is producing more cash flow than ever from a portfolio that is diversified across jurisdictions, geographies, and excellent mining partners. All of this is coming at a time when I believe gold equities will begin to come back in favour with large institutional investors, placing Sandstorm in an ideal position. For shareholders who have been with us throughout this journey, I offer my sincere thanks for your support and patience. For those who have recently joined as shareholders, we are glad you have joined us at this exciting stage. I am proud of the Company that Sandstorm has become and look forward to this new, stable, growth chapter. Nolan Watson

2023 Q4

Management Team

1

2

3

1 **Nolan Watson** FCPA, FCA, CFA
PRESIDENT & CEO

2 **David Awram** B.Sc, Geologist
SENIOR EXECUTIVE VP

3 **Erfan Kazemi** CPA, CA, CFA
CFO

6 **Ron Ho** CPA, CA, CFA
SENIOR VP, FINANCE

8 **Keith Laskowski** Mining Geologist, MSc, QP
VP, GEOLOGY

9 **Livia Danila** CPA, CA
VP, CORPORATE CONTROLLER

11 **Kim Bergen** CFA
VP, CAPITAL MARKETS

4

8

5

9

6

10

7

11

SECTION 1 Corporate Profile

XII

Section 1 Corporate Profile Q4 2023 XII Management Team Nolan Watson FCPA, FCA, CFA President & CEO David Awram B.Sc, Geologist Senior Executive VP Erfan Kazemi CPA, CA, CFA CFO Tom Bruington P.E., M.Sc. Executive VP, Project Evaluation Ian Grundy CPA, CA, CFA Executive VP, Corporate Development Ron Ho CPA, CA, CFA Senior VP, Finance Imola Götz M.Sc., P.Eng. VP, Mining & Engineering Keith Laskowski Mining Geologist, MSc, QP VP, Geology Livia Danila CPA, CA VP, Corporate Controller Sarah Ford CPA, CA, CFA VP, Financial Planning & Analysis Kim Bergen CFA VP, Capital Markets

Q4 2023

Board of Directors

1

3

2

4

1 **David E. De Witt**
CHAIRMAN

2 **John P. A. Budreski**
DIRECTOR

3 **Vera Kobalia**
DIRECTOR

4 **Elif Lévesque**
DIRECTOR

5 **Mary L. Little**
DIRECTOR

6 **Andrew T. Swarthout**
DIRECTOR

7 **Nolan Watson**
DIRECTOR

8 **David Awram**
DIRECTOR

5

7

6

8

Corporate Profile
SECTION 1
XIII

Section 1 Corporate Profile Q4 2023 XIII Board of Directors David E. De Witt Chairman John P. A. Budreski Director Vera Kobalia Director Elif Lévesque Director Mary L. Little Director Andrew T. Swarthout Director Nolan Watson Director David Awram Director

FINANCIAL REPORTS

Q4 / 2023
Annual Report

SANDSTORM GOLD LTD.    DECEMBER 31ST, 2023

Management’s Discussion
and Analysis
For The Year Ended December 31, 2023

This management’s discussion and analysis (“MD&A”) for Sandstorm Gold Ltd. and its subsidiary entities (collectively “Sandstorm”, “Sandstorm Gold” or the “Company”) should be read in conjunction with the audited consolidated financial statements of Sandstorm for the year ended December 31, 2023 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or "IFRS"). The information contained within this MD&A is current to February 15, 2024 and all figures are stated in U.S. dollars unless otherwise noted.
2                                         2023 Annual Report

Management's Discussion & Analysis
Company Highlights
RECORD OPERATING RESULTS
Another record year in terms of revenue, cash flow and Attributable Gold Equivalent 1 ounces.
•Revenue for the three months and year ended December 31, 2023 was $44.5 million and $179.6 million, respectively, compared with $38.4 million and $148.7 million for the comparable periods in 2022. Revenue for the most recently completed year represented a record for the Company.
•Attributable Gold Equivalent ounces1 (as defined hereinafter), for the three months and year ended December 31, 2023 were 23,250 ounces and 97,245 ounces, respectively, compared with 21,753 ounces and 82,376 ounces for the comparable periods in 2022. Attributable Gold Equivalent ounces1 for the most recently completed year represented a record for the Company.
•Total Sales, Royalties and Income from other interests1 (as defined hereinafter) for the three months and year ended December 31, 2023 was $46.3 million and $191.4 million, respectively, compared with $38.4 million and $148.7 million for the comparable periods in 2022. Total Sales, Royalties and Income from other interests1 for the most recently completed year represented a record for the Company.
•Net income for the three months and year ended December 31, 2023 was $24.5 million and $42.7 million, respectively, compared with net loss of $2.1 million for the three months ended December 31, 2022 and net income for the year ended December 31, 2022 of $78.5 million.
•Cash flows from operating activities, excluding changes in non-cash working capital1, for the three months and year ended December 31, 2023 were $36.5 million and $151.1 million, respectively, compared with $29.9 million and $109.8 million for the comparable periods in 2022. Cash flows from operating activities, excluding changes in non-cash working capital1 for the most recently completed year represented a record for the Company.
•Cost of sales, excluding depletion, for the three months and year ended December 31, 2023 was $4.9 million and $21.7 million, respectively, compared with $5.5 million and $23.4 million for the comparable periods in 2022.
•Average cash costs1 for the three months and year ended December 31, 2023 of $211 and $223 per Attributable Gold Equivalent ounce1, respectively, compared with $253 and $284 per Attributable Gold Equivalent ounce1 for the comparable periods in 2022.
•Cash operating margins1 for the three months and year ended December 31, 2023 were $1,737 and $1,706 per Attributable Gold Equivalent ounce1 compared with $1,493 and $1,511 per Attributable Gold Equivalent ounce1 for the comparable periods in 2022.

1.Refer to section on non-IFRS and other measures of this MD&A.

2023 Annual Report    3

Management's Discussion & Analysis
DEBT REDUCTION AND MONETIZATION EFFORTS
De-levering remains a top priority for Sandstorm.
•The Company has made over $62 million in net repayments on its revolving credit facility in 2023, with $21.0 million of those repayments occurring in the most recent quarter.
•To further expedite this repayment schedule, the Company is undergoing a process with a goal to monetize between $40-$100 million of non-core assets by the end of 2024, with proceeds from any sales directed to debt repayment. Accordingly, in the fourth quarter of 2023, Sandstorm closed its previously announced agreement to sell the El Pilar and Blackwater Royalties for total consideration of $25.0 million comprised of cash and common shares. The Company expects consideration from future monetization efforts to consist entirely of cash.
PORTFOLIO UPDATES
Sandstorm closes Antamina transaction and amends Mercedes streams.
•In June 2023, Sandstorm closed the final component of its previously announced arrangement with Horizon Copper Corp. to sell a portion of the Company's Antamina royalty in consideration for a silver stream, debt, equity, and cash. This transaction furthers Sandstorm's strategy of being a pure play streaming and royalty company focused on precious metals.
•In January 2024, Sandstorm closed its previously announced transaction to amend its existing gold and silver stream agreements with Bear Creek and to refinance certain other debt investments of Bear Creek that it holds. In exchange for the stream amendments, Sandstorm received a 1.0% NSR on Bear Creek’s wholly owned Corani project in Peru, one of the world’s largest fully permitted silver deposits, and $10 million of additional consideration in the form of a combination of Bear Creek common shares and debt.
OTHER
Sandstorm renews credit facility and pays dividends.
•In September 2023, Sandstorm renewed its revolving credit facility, allowing the Company to borrow up to $625 million for a four year term.
•During the year ended December 31, 2023 and under the Company’s normal course issuer bid, the Company purchased and cancelled approximately 2.8 million common shares for total consideration of $14.4 million.
•In December 2023, the Company declared a dividend of CAD0.02 per share, which was paid on January 26, 2024.

4    2023 Annual Report

Management's Discussion & Analysis
Overview
Sandstorm is a growth-focused company that seeks to acquire royalties and gold and other metals purchase agreements (“Gold Streams” or “Streams”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Stream, Sandstorm receives the right to purchase, at a fixed price per ounce or at a fixed percentage of the spot price, a percentage of a mine’s gold, silver, or other commodity (“Gold Equivalent” as further defined herein)1 production for the life of the mine. Sandstorm partners with other companies in the resource industry to grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Streams and royalties from mines with low production costs, significant exploration potential and strong management teams. The Company currently has 243 Streams and royalties, of which 40 of the underlying mines are producing.
1.Refer to section on non-IFRS and other measures of this MD&A.
Outlook1
Based on the Company’s existing Streams and royalties, Attributable Gold Equivalent ounces (individually and collectively referred to as “Attributable Gold Equivalent”)2 are forecasted to be between 75,000–90,000 ounces in 2024. The Company’s production forecast is expected to reach approximately 125,000 Attributable Gold Equivalent ounces within the next five years.
1.Statements made in this section contain forward-looking information. Refer to the forward looking statements section of this MD&A.
2.Refer to section on non-IFRS and other measures of this MD&A.
Key Producing Assets

Cerro Moro Silver Stream	PAN AMERICAN SILVER CORP.
The Company has a silver stream on Pan American Silver Corp.’s (“Pan American”), the successor to Yamana Gold Inc., silver-gold Cerro Moro mine, located in Santa Cruz, Argentina (the “Cerro Moro Mine” or “Cerro Moro”). Under the terms of the silver stream, Sandstorm has agreed to purchase for ongoing per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until 7.0 million ounces of silver have been delivered to Sandstorm; then 9% of the silver produced thereafter.
Based on the cumulative ounces of silver purchased to-date, the Company’s current silver entitlement is 20%.
2023 Annual Report    5

Management's Discussion & Analysis
The Cerro Moro Mine, which commenced commercial production in 2018, is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. Cerro Moro contains several high-grade epithermal gold and silver deposits, some of which will be mined via open-pit and some via underground mining methods.

Chapada Copper Stream	LUNDIN MINING CORPORATION
The Company has a copper stream on Lundin Mining Corporation’s (“Lundin Mining”) open-pit copper-gold Chapada mine located 270 kilometres northwest of Brasília in Goiás State, Brazil (“Chapada” or the “Chapada Mine”). Under the terms of the Lundin Mining copper stream, Sandstorm has agreed to purchase, for ongoing per pound cash payments equal to 30% of the spot price of copper, an amount of copper from the Chapada Mine equal to:
•4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then
•3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then
•1.5% of the copper produced thereafter, for the life of the mine.
Based on the cumulative pounds of copper purchased to-date, the Company’s current copper entitlement is 4.2%.
Chapada has been in production since 2007 and is a relatively low-cost South American copper-gold operation. Ore is treated through a flotation plant with processing capacity of 24 million tonnes (“Mt”) of ore per annum. In October 2019, an updated technical report was filed which outlines production through 2050, which excludes any production from Lundin Mining’s recent Saúva discovery. For more information, visit the Lundin Mining website at www.lundinmining.com.

Antamina Silver Stream and Royalty	HORIZON COPPER CORP.
The Company has a silver stream and a net profits interest ("NPI" or "Antamina NPI") on production from the Antamina open-pit copper mine located in the Andes Mountain range of Peru, 270 kilometres north of Lima (“Antamina” or the “Antamina Mine”). The silver stream and NPI is paid by Horizon Copper Corp. ("Horizon Copper") which owns a 1.66% NPI on production from Antamina. The silver stream entitles the Company to receive silver ounces equal to 1.66% of all silver production from the Antamina mine with ongoing payments equal to 2.5% of the silver spot price. The NPI is calculated as one third of Horizon Copper's 1.66% Antamina NPI, after deducting the cost to Horizon of delivering silver ounces under the Antamina silver stream. The mine is operated by Compañia Minera Antamina S.A., a top-tier operator jointly owned by the subsidiaries of major stakeholders BHP Billiton plc (33.75%), Glencore plc (33.75%), Teck Resources Limited (22.5%) ("Teck"), and Mitsubishi Corporation (10%). Antamina is the world’s third-largest copper mine on a copper equivalent (“CuEq”) basis, producing approximately 560,000 CuEq tonnes per annum. The asset operates in the first cost quartile
6    2023 Annual Report

Management's Discussion & Analysis
of copper mines and has been in consistent production since 2001, including a throughput expansion completed in 2012 to the mine’s current operating capacity of 145,000 tonnes per day. In addition to copper, Antamina is also a significant zinc and silver producer.
Antamina contains Resources that support a multi-decade mine life producing high-grade copper. The mine’s Measured and Indicated Mineral Resources, inclusive of Reserves, total 889 million tonnes at 0.86% copper, 0.02% molybdenum, 0.67% zinc, and 11 grams per tonne silver. Mineral Reserves total 283 million tonnes at 0.94% copper, 0.03% molybdenum, 0.74% zinc and 10 grams per tonne silver, which are constrained by current tailings capacity. Reserves are expected to be expanded once additional tailings capacity is confirmed. Both Mineral Reserves and Resources are effective as of December 31, 2022 (cut-off grade unavailable). Sandstorm expects that significant Resource conversion is likely as Antamina completes several Pre-Feasibility level tailings studies which are focused on potential long-term solutions. For more information, visit the Teck website at www.teck.com.

Vale Royalties	VALE S.A.
Sandstorm holds a diverse package of royalties on several of Vale S.A.’s (“Vale”) assets located in Brazil. These royalties provide holders with life of mine net sales royalties on seven producing mines and several exploration properties covering a total area of interest of 15,097 square kilometres (the “Vale Royalties” or the “Vale Royalty Package”). Sandstorm’s attributable portion of the Vale Royalty Package is approximately as follows:
•Copper and Gold
–0.03% net sales royalty on the Sossego copper-gold mine; and
–0.06% net sales royalty on copper and gold and a 0.03% net sales royalty on all other minerals from certain assets.
•Iron Ore
–0.05% net sales royalty on iron ore sales from the Northern System; and
–0.05% net sales royalty on iron ore sales from a portion of the Southeastern System (subject to certain thresholds described below).
•Other
–0.03% of net sales proceeds in the event of an underlying asset sale on certain assets.
Vale is one of the world’s largest low-cost iron mining companies, contributing approximately 15% of global iron ore supply. Vale’s iron ore production is in the first quartile of the cost curve and the Northern and Southeastern Systems have reserve weighted mine lives of 30 years.
NORTHERN SYSTEM
The Northern System is comprised of three mining complexes: Serra Sul, Serra Norte, and Serra Leste located in the Carajas District. Vale is currently executing plans to increase the Northern System’s production capacity to a long-term target of 240 Mt per annum, which would be achieved via the approved expansion at Serra Sul and other growth projects. In addition, Vale continues to study a
2023 Annual Report    7

Management's Discussion & Analysis
number of additional growth projects at the Pre-Feasibility or definitive feasibility study level which could enhance production from Sandstorm’s royalty grounds.
Mining commenced in 1984 at Serra Norte and, based on current Mineral Reserves, is currently expected to run through the late-2030s. Mining at Serra Leste began in 2014 and is expected to continue into 2049; Serra Sul began production in 2016 and is expected to produce into the late 2050s.
SOUTHEASTERN SYSTEM
The Southeastern System, a portion of which is not covered by the Vale Royalties, is comprised of three mining complexes: Itabira, Minas Centrais, and Mariana located in Minas Gerais. These complexes will start contributing to the Vale Royalties once a cumulative sales threshold of 1.7 billion tonnes of iron ore has been reached, which Vale most recently estimated would occur in 2025.

Blyvoor Gold Stream	BLYVOOR GOLD (PTY) LTD.
The Company has a Gold Stream on Blyvoor Gold (Pty) Ltd.’s underground Blyvoor gold mine located on the Witwatersrand gold belt, South Africa (“Blyvoor” or the “Blyvoor Mine”). Under the terms of the Gold Stream, until 300,000 ounces have been delivered (“Initial Blyvoor Delivery Threshold”), Blyvoor Gold (Pty) Ltd. will deliver 10% of gold production until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of gold have been produced. Under the agreement, Sandstorm will make ongoing cash payments of $572 per ounce of gold delivered.
The Blyvoor Mine, which commenced production in 1942, is situated in a prolific gold mining area within the Carletonville Goldfield. The region hosts a number of well-established gold mines and is well serviced by all amenities. The mine is located approximately 14 kilometres from the town of Carletonville, Gauteng Province, and about 80 kilometres from Johannesburg, a major metropolitan centre. In June 2021, an updated National Instrument 43-101 Technical Report was filed on the Blyvoor Mine outlining a 22-year mine life with 5.5 million ounces of gold in Proven and Probable Mineral Reserves (18.84 million tonnes at 9.09 grams per tonne gold) and 11.37 million ounces of gold in Measured and Indicated Mineral Resources (25.8 million tonnes at 13.71 grams per tonne gold) inclusive of Mineral Reserves (cut-off grade of 479 centimetre-grams per tonne and 300 centimetre-grams per tonne, respectively). The current processing plant has a capacity of 1,300 tonnes per day. For more information refer to the Blyvoor Technical Report dated June 28, 2021 under Nomad Royalty Company Ltd.’s profile on www.sedarplus.ca.
Based on Sandstorm’s review of current operating plans at Blyvoor, the Company is budgeting for long-term production rates of 60,000 to 80,000 ounces of gold per annum, based on conventional mining methods.
8    2023 Annual Report

Management's Discussion & Analysis
Other Producing Assets

Houndé Gold Royalty	ENDEAVOUR MINING CORPORATION
The Company has a 2% net smelter returns royalty (“NSR”) based on the production from the Houndé gold mine located in Burkina Faso, West Africa (“Houndé” or the “Houndé Mine”) which is owned and operated by Endeavour Mining Corporation (“Endeavour”).
The royalty covers the Kari North and Kari South tenements (the “Houndé Tenements”), representing approximately 500 square kilometres of the Houndé property package. Houndé hosts a Proven and Probable Mineral Reserve containing 2.7 million ounces of gold within 54.0 million tonnes of ore with an average grade of 1.57 grams per tonne gold. The Measured and Indicated Resources contain 4.7 million ounces of gold contained in 93.4 million tonnes of ore with an average grade of 1.56 grams per tonne gold. This Reserve and Resource estimate, a portion of which is not subject to the Company's royalty, is based on an economic cut-off grade of 0.5 grams per tonne gold, inclusive of reserves, and is effective as of December 31, 2022. See www.endeavourmining.com for more information.
Houndé is an open-pit gold mine with a 3.0 million tonne per year nameplate capacity carbon-in-leach processing plant using a gravity circuit and a carbon-in-leach plant.

Aurizona Gold Royalty	EQUINOX GOLD CORP.
The Company has a 3%–5% sliding scale NSR on the production from Equinox Gold Corp.’s ("Equinox Gold") open-pit Aurizona mine, located in Brazil (“Aurizona” or the “Aurizona Mine”) which achieved commercial production in 2019. At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. At gold prices between $1,500 and $2,000 per ounce, the royalty is a 4% NSR. At gold prices above $2,000 per ounce, the royalty is a 5% NSR. The royalty is calculated based on sales for the month and the average monthly gold price. In addition, Sandstorm holds a 2% NSR on Equinox Gold’s greenfields exploration ground. At any time prior to the commencement of commercial production at the greenfields exploration ground, Equinox Gold can purchase one-half of the greenfields NSR for a cash payment of $10 million.
On September 20, 2021, Equinox Gold announced a positive Pre-Feasibility Study for an expansion to the Aurizona mine through the development of an underground mine which could be operated concurrently with the existing open-pit mine and is subject to the Company’s 3%–5% sliding scale NSR. The assessment outlines total production of 1.5 million ounces of gold over an 11-year mine life and includes estimated Proven and Probable Mineral Reserves of 1.66 million ounces of gold (contained in 32.3 million tonnes at 1.6 grams per tonne gold with a cut-off grade of 0.35–0.47 grams per tonne for open-pit and 1.8 grams per tonne gold for underground) with an expected average annual production of 137,000 ounces. The Pre-Feasibility Study also includes an updated Mineral Resource estimate whereby the total Measured and Indicated Resources (exclusive of Reserves) increased to an estimated 868,000
2023 Annual Report    9

Management's Discussion & Analysis
ounces contained in 18.1 million tonnes at 1.5 grams per tonne gold (cut-off grade of 0.3 grams per tonne for open-pit and 1.0 grams per tonne for underground Resources). For more information refer to www.equinoxgold.com.

Fruta del Norte Precious Metals Royalty	LUNDIN GOLD INC.
The Company has a 0.9% NSR on the precious metals produced from Lundin Gold Inc.’s (“Lundin Gold”) Fruta del Norte gold mine located in Ecuador (“Fruta del Norte” or “Fruta del Norte Mine”), which commenced commercial production in February 2020.
The Fruta del Norte Mineral Reserve contains an estimated 5.02 million ounces of gold in 17.98 million tonnes of ore with an average grade of 8.68 grams per tonne, as of December 31, 2022, ranking it amongst the highest-grade gold projects in the world (based on cut-off grade of 4.20 grams per tonne and 5.00 grams per tonne depending on mining method). Lundin Gold recently announced plans to increase the plant's throughput to 5,000 tonnes per day with potential for this increased throughput to become effective in 2024. See www.lundingold.com for more information.
In 2023, Lundin Gold completed approximately 42,000 metres of near-mine and regional exploration drilling within the area of interest of the Company’s royalty to accelerate delineation of new targets, continue to explore other sections along Fruta del Norte’s major structures, and identify another Fruta del Norte deposit within the 16 kilometre-long Suarez Pull-Apart Basin. Lundin Gold recently announced that drilling in 2023 indicated significant potential for the extension of resources at depth as well as to the east, west and south of the current resource envelope. Lundin Gold also announced that it expects to continue its near-mine and regional exploration programs with 56,000 metres of drilling planned for 2024. The planned 46,000 metre near-mine program will focus on underground and surface drilling at or near Fruta del Norte, while the 10,000 metre regional program will continue to focus on several exploration targets located in the Suarez Basin, with the objective of identifying new epithermal systems.

Caserones Royalty	LUNDIN MINING CORPORATION
The Company holds an effective 0.63% NSR (at copper prices above $1.25 per pound) on the production from the Caserones open-pit mine located in the Atacama region of Chile (the “Caserones Mine”), operated by Lundin Mining and owned by Lundin Mining and JX Nippon Mining & Metals Corporation.
The Caserones Mine has 10 years of operational history. In 2022, the Caserones Mine produced 125,000 tonnes of copper and 3,056 tonnes of molybdenum. On July 13, 2023, Lundin Mining published a Technical Report in accordance with National Instrument 43-101 which outlined a mine life through 2037 and average annual production of approximately 110,000 tonnes of copper. The mine benefits from a significant historical investment of $4.2 billion, well-established infrastructure and is expected to produce significant volumes of copper and molybdenum over the long-term. Lundin has identified
10    2023 Annual Report

Management's Discussion & Analysis
several priority exploration targets at the property, the majority of which are situated on the Company’s royalty ground.

Mercedes Precious Metal Streams	BEAR CREEK MINING CORPORATION
The Company holds a silver stream and a Gold Stream on Bear Creek Mining Corporation’s (“Bear Creek”) producing Mercedes gold-silver mine in Sonora, Mexico (“Mercedes” or the “Mercedes Mine”). In January 2024, the Company closed its previously announced agreement to restructure its existing streams and refinance certain Bear Creek debt investments (the "Restructuring Agreement").
REVISED GOLD STREAM:
Effective January 1, 2024, Sandstorm will have the right to purchase 275 gold ounces per month through April 2028 and a 4.4% gold stream thereafter for an on-going cash payment of 25% of the spot price of gold for each gold ounce delivered. During 2023, Sandstorm had the right to purchase 600 gold ounces per month for ongoing per ounce cash payments equal to 7.5% of the spot price of gold.
REVISED SILVER STREAM:
Effective January 1, 2024, the silver stream is suspended through the fixed gold delivery period (through April 2028); thereafter, Sandstorm will receive 100% of the silver produced for the life of the mine for an on-going cash payment of 25% of the spot price of silver for each silver ounce delivered. During 2023, Sandstorm had the right to purchase 75,000 silver ounces per quarter for ongoing per ounce cash payments equal to 20% of the spot price of silver.
REVISED DEBT:
Sandstorm refinanced its $22.5 million convertible debenture and a $14.4 million secured loan acquired in 2023 into five-year convertible notes bearing interest at 7% per annum and convertible into common shares of Bear Creek at a strike price of CAD0.73 per share (the “Refinanced Sandstorm Debentures").
In consideration for the amendments, Sandstorm also received:
Corani royalty: a 1.0% NSR on Bear Creek’s wholly owned Corani project in Peru, one of the world’s largest fully permitted silver deposits.
$10.0 million in non-royalty consideration: Additional consideration comprised of 28,706,687 Bear Creek common shares and $4.3 million in principal to be added to the Refinanced Sandstorm Debentures described above.
The Mercedes district has been the focus of mining activities dating back to the 1880s. Commercial production commenced at the Mercedes Mine in 2011 and the mine has produced over 800,000 ounces of gold. The Mercedes mill has a current capacity of 2,000 tonnes per day, with gold recoveries averaging approximately 95% over the past five years. Proven and Probable Reserves as of December
2023 Annual Report    11

Management's Discussion & Analysis
2021 totaled 2.2 million tonnes grading 3.75 grams per tonne gold and 29.0 grams per tonne silver, containing 267,000 ounces of gold and 2.07 million ounces of silver (based on a 2.1 grams per tonne gold cut-off grade, except Diluvio which is based on a 2.0 grams per tonne gold cut-off grade).

Vatukoula Gold Stream	VATUKOULA GOLD MINES PTE LIMITED
The Company has a Gold Stream on Vatukoula Gold Mines PTE Limited’s (“VGML”) underground gold mine located in Fiji (“Vatukoula” or the “Vatukoula Mine”). The Stream entitles the Company to purchase 11,022 ounces of gold over a 4.5 year period which began in January 2023 (the “Fixed Delivery Period”) and thereafter 1.2%–1.4% of the gold produced from Vatukoula for ongoing per ounce cash payments equal to 20% of the spot price of gold. In addition to the Gold Stream, Sandstorm holds an effective 0.21% NSR on certain prospecting licenses plus a five-kilometre area of interest.
The Fixed Delivery Period entitles Sandstorm to receive 1,320 ounces of gold per year, increasing to 2,772 ounces of gold per year during the final 3.5 years of the Fixed Delivery Period. After which, Sandstorm will receive a variable proportion of gold produced from the Vatukoula Mine for the life of the mine.
The Vatukoula Mine has produced more than seven million ounces of gold over the last 85 years. Since 2013, annual mine production has averaged 30,000–40,000 ounces per year.

Relief Canyon Gold Stream	AMERICAS GOLD AND SILVER CORPORATION
The Company has a precious metal Stream on the Relief Canyon gold project in Nevada, U.S.A. (“Relief Canyon” or the “Relief Canyon Mine”), which is owned and operated by Americas Gold and Silver Corporation (“Americas Gold”). Under the terms of the Stream, including additional stream funding advanced in 2023, Sandstorm is entitled to receive 39,174 ounces of gold over a 6.5-year period which began in the second quarter of 2020 (the “Fixed Deliveries”). After receipt of 32,022 gold ounces under the Fixed Deliveries, the Company has agreed to purchase 4% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations. In addition, Sandstorm has a 1.4%–2.8% NSR on the area surrounding the Relief Canyon mine.
In January 2021, Americas Gold announced that it had achieved commercial production at the Relief Canyon Mine. Since then, the ramp up of operations has been challenging and Americas Gold have suspended mining operations while efforts are under way to resolve metallurgical challenges. Americas Gold discontinued leaching and heap rinsing operations in the fourth quarter of 2023 and will reassess the status of the operation as the results of these efforts become available and are evaluated. The mine is located in Nevada, U.S.A. at the southern end of the Pershing Gold and Silver Trend, which hosts other projects such as Coeur Mining Inc.’s Rochester mine.
12    2023 Annual Report

Management's Discussion & Analysis

Black Fox Gold Stream	MCEWEN MINING INC.
The Company has a Gold Stream to purchase 8% of the life of mine gold produced from McEwen Mining Inc.’s (“McEwen”) open-pit and underground Black Fox mine, located in Ontario, Canada (the “Black Fox Mine”), and 6.3% of the life of mine gold produced from McEwen’s Black Fox Extension, which includes a portion of McEwen’s Pike River concessions, for a per ounce cash payment equal to the lesser of $601 and the spot price of gold.
The Black Fox Mine began operating as an open-pit mine in 2009 (depleted in 2015) and transitioned to underground operations in 2011.

Bonikro Gold Stream	ALLIED GOLD CORPORATION
The Company has a Gold Stream on Allied Gold Corp.’s (“Allied”) Bonikro gold mine located in Côte d’Ivoire (“Bonikro” or the “Bonikro Mine”). Under the terms of the Gold Stream, Allied will deliver 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until a cumulative 61,750 ounces of gold have been delivered, then 2% thereafter. Under the agreement, Sandstorm will make ongoing cash payments of $400 per ounce of gold delivered.
The Bonikro Mine is a producing gold-silver mine located approximately 67 kilometres south of Yamassoukro, the political capital of Côte d'Ivoire, and approximately 240 kilometres northwest from Abidjan, the commercial capital of the country. The operation consists of two primary areas: the Bonikro mining license and the Hiré mining license. Gold has been produced from the Bonikro open-pit and through the Bonikro carbon-in-leach plant since 2008 with over 1.0 million ounces having been produced.
On September 7, 2023, Allied announced the closing of its previously announced business combination and public listing transaction and the expansion of its executive team to include former principals from Yamana Gold. Allied and its partners have raised approximately $267 million in equity and convertible debt financing. The Company also published an updated Reserve and Resource Estimate for Bonikro including Proven and Probable Mineral Reserves of 645,000 gold ounces (15.4 million tonnes at 1.30 grams per tonne gold), on a 100% basis (based on open pit cut-off grades of 0.60-0.85 grams per tonne). Ongoing drilling is focused on expanding and converting the existing Inferred Mineral Resource targeting a mine life of over 10 years. See www.alliedgold.com for more information.

CEZinc Stream	GLENCORE CANADA CORPORATION
The Company has a zinc Stream to purchase 1.0% of the zinc processed at the Canadian Electrolytic Zinc (“CEZinc”) smelter located in Quebec, Canada until the later of June 30, 2030 or delivery of 68 million pounds zinc, for ongoing per pound cash payments of 20% of the average quarterly spot price of zinc. The smelter is owned and operated by a wholly-owned subsidiary of Glencore Canada Corporation (“GCC”).
2023 Annual Report    13

Management's Discussion & Analysis
CEZinc is situated on the St. Lawrence Seaway along major transportation networks that connect the processing facility to its end markets in the United States and Canada. In 2022, GCC completed a cellhouse maintenance shutdown of the smelter to proactively repair numerous cells and conduct a cell-by-cell integrity assessment, with these efforts expected to stabilize near-term operating conditions. Operations restarted in December 2022; however, given the timelines between production and Stream deliveries, this shutdown had an impact on zinc deliveries under the Stream in the second quarter of 2023. Longer-term, GCC is evaluating opportunities to replace all cells in the cellhouse to further stabilize and improve operating conditions.

Gualcamayo Royalty	ERIS LLC
The Company has several royalties on the Gualcamayo gold mine (the “Gualcamayo Mine”) which is located in San Juan province, Argentina and is owned and operated by Eris LLC (“Eris”). The Gualcamayo Mine is an open-pit, heap leach operation. The Company holds the following royalties and contractual interests associated with the property: (i) a 1% NSR on the producing Gualcamayo Mine; (ii) a 2% NSR based on the production from the oxides, excluding the first 396,000 ounces of gold contained in product produced from the non-deep carbonates component on certain surrounding ground; (iii) 1.5% NSR on production from the deep carbonates project, and (iv) a $30 million milestone payment due on commencement of commercial production from the deep carbonates project.

Highland Valley Copper NPI	TECK RESOURCES LIMITED
The Company holds a 0.5% NPI on the Highland Valley Copper operations (“HVC”) located in British Columbia, Canada and owned and operated by Teck. HVC has been in production since 1962 and produces both copper and molybdenum concentrates. Teck has guided for 2024 to 2027 copper production of 112,000-160,000 tonnes per year, with 2024 expected to be at the lower end of the range followed by increased production in 2025 and 2026. Teck recently completed a feasibility study and submitted a project environmental assessment for the Highland Valley Copper 2040 Project, which would extend the mine life to approximately 2043, through an extension of the existing site infrastructure.
14    2023 Annual Report

Management's Discussion & Analysis
Development Assets

Hod Maden Gold Stream	HORIZON COPPER CORP.
The Company has a Gold Stream, payable by Horizon Copper, on the Hod Maden gold-copper project, which is located in Artvin Province, northeastern Türkiye (the “Hod Maden Project” or “Hod Maden”). In the second quarter of 2023 SSR Mining Inc. (“SSR Mining”) reached an agreement with Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”) to acquire up to a 40% operating interest in Hod Maden and assume operational control of the project. Assuming the terms of the earn-in milestone payments of the agreement are fulfilled, SSR Mining will hold a 40% operating interest in Hod Maden, with the remaining passive ownership held by Lidya (30%) and Horizon Copper (30%).
Under the terms of the Hod Maden Gold Stream, Sandstorm has agreed to purchase 20% of all gold produced from Hod Maden (on a 100% basis) for ongoing per ounce cash payments equal to 50% of the spot price of gold until 405,000 ounces of gold are delivered. Sandstorm will then receive 12% of the gold produced for the life of the mine for ongoing per ounce cash payments equal to 60% of the spot price of gold. In addition to the Gold Stream, Sandstorm also holds a 2% NSR on Hod Maden payable by the entity that holds the mining license.
In November 2021, a Feasibility Study was released. The results demonstrate a Proven and Probable Mineral Reserve of 2.45 million ounces of gold and 129,000 tonnes of copper being mined over a 13-year mine life (8.7 million tonnes at 8.8 grams per tonne gold and 1.5% copper or 11.1 grams per tonne gold equivalent using $82 per tonne NSR based cut-off grades). The study projects a pre-tax net present value (5% discount rate) of $1.3 billion and an internal rate of return of 41%. For more information refer to www.horizoncopper.com.
With the approval of the Environmental Impact Assessment, the release of the Feasibility Study and the receipt of all key permits (with the award of the final permit from the Ministry of Forestry in 2022), Hod Maden moved into the next stage of development including securing project debt financing and initiating long-lead construction items. For the first half of 2024 early-works construction activities are expected to continue at Hod Maden focused on site access and earthworks, power supply construction and the land expropriation process.
2023 Annual Report    15

Management's Discussion & Analysis

Platreef Gold Stream	IVANHOE MINES LTD.
The Company has a Gold Stream on the Platreef project located in South Africa (“Platreef”), which is majority owned and operated by Ivanhoe Mines Ltd. (“Ivanhoe”). Under the terms of the Stream, Sandstorm is entitled to purchase 37.5% of payable gold produced from Platreef until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered and 1.875% thereafter, as long as certain conditions are met. The Gold Stream will be based on all recovered gold from Platreef, subject to a fixed payability factor of 80% and is subject to ongoing cash payments of $100 per ounce of gold until 256,980 ounces have been delivered, and then 80% of the spot price of gold for each ounce delivered thereafter.
Platreef is a development stage project that contains an underground deposit of thick, high-grade platinum group elements and nickel-copper-gold mineralization. It currently ranks as one of the largest precious metal deposits under development and has the potential to be one of the industry’s largest and lowest-cost primary platinum group metals producers. Ivanhoe is focusing on construction activities to bring Phase 1 of Platreef into production in the second half of 2024.

Greenstone Gold Stream	EQUINOX GOLD CORP.
The Company has a Gold Stream on the Greenstone gold project located in the Geraldton-Beardmore district of western Ontario, Canada (the “Greenstone Project” or “Greenstone”). The project is jointly owned by Equinox Gold (60%) and Orion Mine Finance (40%). Sandstorm holds a Gold Stream on the Greenstone project pursuant to an agreement with an affiliate of Orion Mine Finance (“Orion”), who holds a 40% interest in the Greenstone Project. Under the terms of the Gold Stream, Sandstorm has agreed to purchase 2.375% of the gold produced from the property (calculated on a 100% basis but payable from Orion’s 40% interest), until 120,333 ounces of gold have been delivered, then 1.583% thereafter, for an ongoing per ounce cash payment to Orion of 20% of the spot price of gold. Additional ongoing payments of $30 per gold ounce will fund mine-level environmental and social programs.
A Feasibility Study was released in December 2020 outlining the design of an open-pit mine producing more than five million ounces over an initial 14-year mine life. In November 2023, Equinox Gold announced that the project was approximately 96% complete including detailed engineering (100% complete), procurement (92% complete), and construction (96% complete). Pre-production mining activities commenced ahead of schedule in September 2022 and the project remains on track to pour gold in the first half of 2024.
16    2023 Annual Report

Management's Discussion & Analysis

Hugo North Extension & Heruga Stream	ENTRÉE RESOURCES LTD.
The Company has a precious metals Stream with Entrée Resources Ltd. to purchase an amount equal to 5.62% and 4.26%, respectively, of the gold and silver produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the “Hugo North Extension” and “Heruga”, respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm has a copper stream to purchase an amount equal to 0.42% of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper.
The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée Resources.
The Hugo North Extension is a copper-gold porphyry deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi Desert of Mongolia, approximately 570 kilometres south of the capital city of Ulaanbaatar and 80 kilometres north of the border with China. The Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are managed by Oyu Tolgoi LLC, a subsidiary of Rio Tinto PLC (the project manager) and the Government of Mongolia. Entrée Resources retains a 20% interest in the Hugo North Extension and Heruga.
In 2021, Entrée Resources announced the completion of an updated Feasibility Study on its interest in the Entrée/Oyu Tolgoi joint venture property. The updated report aligns Entrée Resource’s disclosure with that of other Oyu Tolgoi project stakeholders on development of the first lift of the underground mine. Entrée Resources further announced that optimization studies on Panel 1 are currently underway which have the potential to further improve Lift 1 economics for the Entrée/Oyu Tolgoi joint venture.

Robertson Royalty	BARRICK GOLD CORP.
The Company has a sliding scale NSR on the Robertson development stage deposit which is part of the Cortez Mine Complex in Nevada (“Robertson”), jointly owned by Barrick Gold Corp ("Barrick") (61.5%) and Newmont Corporation (“Newmont”) (38.5%). The NSR ranges from 1.0% to 2.25% depending on the average quarterly gold price.
Robertson is currently being qualified by Barrick as an emerging tier two gold asset, defined by Barrick as an asset with a Reserve potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and total cash costs per ounce of gold over the mine life that are in the lower half of the industry cost curve. Barrick expects first production at Robertson to occur in 2027, subject to permitting.
2023 Annual Report    17

Management's Discussion & Analysis

Horne 5 Royalty	FALCO RESOURCES LTD.
The Company holds a 2% NSR on the Horne 5 deposit located in Quebec, Canada, (“Horne 5”) owned by Falco Resources Ltd. (“Falco Resources”).
An updated Feasibility Study, released in April 2021, envisions an underground operation producing approximately 320,000 gold equivalent ounces annually over a 15-year mine life. Proven and Probable Mineral Reserves are 80.9 million tonnes at an average grade of 1.44 grams per tonne gold, 14.14 grams per tonne silver, 0.17% copper, and 0.77% zinc with an effective date of August 26, 2017 (NSR cut-off grade of CAD55 per tonne). Falco Resources recently announced that it has entered into an operating license and indemnity agreement with Glencore Canada Corporation. This is a key milestone for Falco Resources and the development of Horne 5. The terms of the agreement outline key deliverables and lines of communication between the parties to facilitate the development and ultimately the operation of Horne 5. For more information refer to www.falcores.com/en.

Lobo-Marte Royalty	KINROSS GOLD CORPORATION
The Company has a 1.05% NSR on production, subject to a $40 million cap, from the Lobo-Marte project located in the Maricunga gold district of Chile (the “Lobo-Marte Project”) which is owned by Kinross Gold Corporation (“Kinross”).
In the fourth quarter of 2021, Kinross announced the results of a Feasibility Study for the Lobo-Marte Project. The study estimates a Probable Mineral Reserve of 6.7 million ounces contained in 160.7 million tonnes at an average grade of 1.3 grams per tonne gold with additional Indicated Resources of 2.4 million ounces contained in 99.4 million tonnes at an average grade of 0.7 grams per tonne gold and Inferred Resources of 0.4 million ounces contained in 18.5 million tonnes at an average grade of 0.75 grams per tonne gold. Kinross estimates a total life of mine production of approximately 4.7 million gold ounces during a 16-year mine life, which includes 14 years of mining followed by two years of residual processing. For more information refer to www.kinross.com.
18    2023 Annual Report

Management's Discussion & Analysis
Revolving Credit Facility
In September 2023, Sandstorm renewed its revolving credit facility allowing the Company to borrow up to $625 million (the “Revolving Facility”), extending the maturity date to September 2027. The amounts drawn on the Revolving Facility remain subject to interest at SOFR plus 1.875%–3.5% per annum, and the undrawn portion of the Revolving Facility remain subject to a standby fee of 0.422%–0.788% per annum, both of which are dependent on the Company’s leverage ratio. The facility maintains its sustainability-linked incentive pricing terms that allow Sandstorm to reduce the borrowing from the interest rates described above as the Company’s performance targets are met. The syndicate of banks include The Bank of Nova Scotia, Bank of Montreal, National Bank of Canada, Canadian Imperial Bank of Commerce, and Royal Bank of Canada. The Revolving Facility has a term of four years, maturing in September 2027.
Other
De-levering the Company’s balance sheet remains a top priority for Sandstorm. To expedite this repayment schedule, the Company is undergoing a process with a goal to monetize between $40 - $100 million of non-core assets by the end of 2024, with proceeds from any sales directed to debt repayment. Accordingly, in the fourth quarter of 2023, Sandstorm closed its previously announced agreement to sell the Company's El Pilar and Blackwater Royalties to Sandbox Royalties Corp. ("Sandbox") for total consideration of $25.0 million comprised of a cash payment of $10.0 million and $15.0 million in common shares of Sandbox. The Company anticipates that consideration from future monetization efforts will consist entirely of cash.
2023 Annual Report    19

Management's Discussion & Analysis
Summary of Annual Results    Year Ended

In $000s (except for per share and per ounce amounts)	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2021

Total revenue	$179,636	$148,732	$114,860
Attributable Gold Equivalent ounces[1]	97,245	82,376	67,548
Sales	$106,584	$97,815	$71,722
Royalty revenue	73,052	50,917	43,138
Average realized gold price per ounce from the Company’s Gold Streams[1]	1,929	1,795	1,788
Average cash cost per attributable ounce[1]	223	284	249
Cash flows from operating activities	152,754	106,916	81,139
Net income	42,709	78,450	27,622
Net income attributable to Sandstorm shareholders	41,716	78,361	27,622
Basic income per share	0.14	0.34	0.14
Diluted income per share	0.14	0.33	0.14
Total assets	1,931,426	1,974,777	620,858
Total long-term liabilities	461,252	514,331	20,873
Dividends declared per share (CAD)	0.08	0.08	0.02
Dividends declared	17,720	15,009	3,004
Dividends paid	17,736	13,637	—
1.Refer to section on non-IFRS and other measures of this MD&A.

Attributable gold equivalent ounces[1]	Sales & royalty revenue	Total sales, royalties, and income from other interests[1]	Average realized gold price per ounce from the Company's Gold Streams

1.Refer to section on non-IFRS and other measures of this MD&A.
20    2023 Annual Report

Management's Discussion & Analysis
The Company’s operating segments for the year ended
December 31, 2023 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces[1]	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Stream, royalty and other interests impairments	Contractual (income) from Stream, royalty and other interests	(Gain) loss on disposal of Stream, royalty and other interests	Income (loss) before taxes	Cash flows from operating activities

Antamina	Copper, Other[2]	6,569	$12,040	$—	$7,215	$—	$—	$2,039	$2,786	$11,455
	Silver	1,150	2,769	55	1,361	—	—	—	1,353	2,714
Aurizona	Gold	5,087	9,825	—	492	—	—	—	9,333	9,025
Blyvoor	Gold	2,292	4,431	1,313	1,225	—	—	—	1,893	2,994
Bonikro	Gold	4,797	9,223	1,919	4,956	—	—	—	2,348	7,619
Caserones	Copper	4,181	12,022	—	5,832	—	—	—	6,190	8,365
Cerro Moro	Silver	13,585	26,197	7,853	10,753	—	—	—	7,591	18,345
Chapada	Copper	7,015	13,469	4,074	2,761	—	—	—	6,634	9,395
Fruta del Norte	Gold	3,999	7,722	—	2,098	—	—	—	5,624	5,434
Houndé	Gold	2,967	5,731	—	1,835	—	—	—	3,896	4,474
Mercedes	Gold, Silver[3]	12,794	24,757	2,258	15,787	—	—	—	6,712	24,511
Relief Canyon	Gold	4,772	9,396	—	4,731	—	—	—	4,665	9,395
Vale Royalties	Iron Ore	3,109	5,988	—	2,426	—	—	—	3,562	5,005
Other	Gold	17,366	22,202	3,054	6,790	940	(11,810)	—	23,228	30,068
	Copper, Other[4]	7,562	13,864	1,151	7,075	687	—	(3,988)	8,939	12,644
Corporate		—	—	—	—	—	—	—	(47,842)	(8,689)
Consolidated		97,245	$179,636	$21,677	$75,337	$1,627	$(11,810)	$(1,949)	$46,912	$152,754
1.Refer to section on non-IFRS and other measures of this MD&A.
2.Revenue from Antamina consists of $9.1 million from copper and $2.9 million from other base metals.
3.Sales revenue from Mercedes consists of $21.8 million from gold and $3.0 million from silver.
4.Includes revenue from other base metals of $5.9 million, $4.7 million from copper, and $3.3 million from diamonds.

2023 Annual Report    21

Management's Discussion & Analysis
FY 2023
Attributable Gold Equivalent Ounces by Asset

Q1	Q2	Q3	Q4

FY 2023
Attributable Gold Equivalent Ounces by Region

North America

Canada

South America

Other

FY 2023
Attributable Gold Equivalent Ounces by Metal

Precious Metals

Base Metals

Copper

Diamonds

FY 2023 Attributable Gold Equivalent Ounces by Region North America Canada South America Other 14% 13% 39% 47% FY 2023
Attributable Gold Equivalent Ounces by Metal Precious Metals Base Metals Copper Diamonds 2% 71% 27% 19%

22    2023 Annual Report

Management's Discussion & Analysis
The Company’s operating segments for the year ended
December 31, 2022 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces[1]	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Stream, royalty and other interests impairments	(Gain) on disposal of Stream, royalty and other interests	Income (loss) before taxes	Cash flows from operating activities

Antamina	Copper, Other[2]	2,492	$4,269	$—	$5,676	$—	$—	$(1,407)	$1,069
Aurizona	Gold	3,860	6,925	—	379	—	—	6,546	7,925
Blyvoor	Gold	1,502	2,589	1,199	787	—	—	603	2,083
Bonikro	Gold	3,033	5,243	2,422	3,106	—	—	(285)	3,742
Caserones	Copper	1,022	2,615	—	1,656	—	—	959	2,747
Cerro Moro	Silver	15,365	27,804	8,323	11,994	—	—	7,487	19,480
Chapada	Copper	8,777	16,016	4,828	3,060	—	—	8,128	11,188
Fruta del Norte	Gold	3,625	6,546	—	2,416	—	—	4,130	4,757
Houndé	Gold	3,226	5,815	—	2,159	—	—	3,656	3,547
Mercedes	Gold, Silver[3]	8,563	14,934	2,001	8,144	—	—	4,789	11,669
Relief Canyon	Gold	6,046	10,891	—	5,121	—	—	5,770	10,891
Vale Royalties	Iron Ore	4,287	7,813	—	2,537	—	—	5,276	7,618
Other	Gold	12,202	22,219	3,795	7,699	1,086	(2,396)	12,035	17,929
	Copper, Other[4]	8,376	15,053	798	5,046	—	(23,437)	32,646	14,734
Corporate		—	—	—	—	—	—	(2,564)	(12,463)
Consolidated		82,376	$148,732	$23,366	$59,780	$1,086	$(25,833)	$87,769	$106,916
1.Refer to section on non-IFRS and other measures of this MD&A.
2.Royalty revenue from Antamina consists of $2.9 million from copper, $0.2 million from silver and $1.2 million from other base metals.
3.Revenue from Mercedes consists of $12.4 million from gold and $2.5 million from silver.
4.Includes revenue from diamonds of $8.2 million, other base metals of $5.6 million and copper of $1.3 million.
Attributable Gold Equivalent Ounces by Region North America 41% Canada 11% South America 45% Other 14% Attributable Gold Equivalent Ounces by Metal Precious Metals 74% Base Metals 24% Copper 18% Diamonds 2%
2023 Annual Report    23

Management's Discussion & Analysis
Summary of Quarterly Results
Quarters Ended

In $000s (except for per share and per ounce amounts)	Dec. 31, 2023	Sep. 30, 2023	Jun. 30, 2023	Mar. 31, 2023

Total revenue	$44,498	$41,324	$49,835	$43,979
Attributable Gold Equivalent ounces[1]	23,250	21,123	24,504	28,368
Sales	$26,412	$22,497	$31,269	$26,406
Royalty revenue	18,086	18,827	18,566	17,573
Average realized gold price per ounce from the Company’s Gold Streams[1]	1,948	1,919	1,972	1,882
Average cash cost per attributable ounce[1]	211	220	228	230
Cash flows from operating activities	38,741	31,947	42,142	39,924
Net income	24,459	14	2,684	15,552
Net income (loss) attributable to Sandstorm shareholders	24,239	(241)	2,049	15,669
Basic income (loss) per share	0.08	(0.00)	0.01	0.05
Diluted income (loss) per share	0.08	(0.00)	0.01	0.05
Total assets	1,931,426	1,916,819	1,937,207	1,963,151
Total long-term liabilities	461,252	466,793	477,387	490,258
Dividends declared per share (CAD)	0.02	0.02	0.02	0.02
Dividends declared	4,446	4,390	4,469	4,415
Dividends paid	4,367	4,530	4,385	4,454

In $000s (except for per share and per ounce amounts)	Dec. 31, 2022	Sep. 30, 2022	Jun. 30, 2022	Mar. 31, 2022

Total revenue	$38,448	$38,951	$35,968	$35,365
Attributable Gold Equivalent ounces[1]	21,753	22,606	19,276	18,741
Sales	$27,680	$24,315	$23,805	$22,015
Royalty revenue	10,768	14,636	12,163	13,350
Average realized gold price per ounce from the Company’s Gold Streams[1]	1,746	1,706	1,866	1,887
Average cash cost per attributable ounce[1]	253	323	273	283
Cash flows from operating activities	26,266	25,090	33,198	22,362
Net (loss) income	(2,068)	31,681	39,696	9,141
Net (loss) income attributable to Sandstorm shareholders	(2,358)	31,882	39,696	9,141
Basic (loss) income per share	(0.01)	0.13	0.21	0.05
Diluted (loss) income per share	(0.01)	0.13	0.20	0.05
Total assets	1,974,777	1,928,271	662,739	624,561
Total long-term liabilities	514,331	540,399	26,690	24,705
Dividends declared per share (CAD)	0.02	0.02	0.02	0.02
Dividends declared	4,388	4,560	2,984	3,077
Dividends paid	4,402	3,197	2,997	3,041
1.Refer to section on non-IFRS and other measures of this MD&A.
24    2023 Annual Report

Management's Discussion & Analysis
Summary of Quarterly Results

Attributable gold equivalent ounces[1]	Sales & royalty revenue	Total sales, royalties, and income from other interests[1]	Average realized gold price per ounce from the Company's Gold Streams

$54.0M
$44.0M
28,368oz
$1,882
$49.8M
24,504oz
$1,972
$41.3M
21,123oz
$1,919
$46.3M
$44.5M
23,250oz
$1,948
Q1
Q2
Q3
Q4

2023

1.Refer to section on non-IFRS and other measures of this MD&A.

Changes in sales, net income, and cash flows from operating activities from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Streams and royalty interests and the commencement of operations of mines under construction. For more information refer to the quarterly commentary below.
2023 Annual Report    25

Management's Discussion & Analysis
The Company’s operating segments for the three months ended
December 31, 2023 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces[1]	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Stream, royalty and other interests impairments	Contractual (income) from Stream, royalty and other interests	(Gain) on disposal of Stream, royalty and other interests	Income (loss) before taxes	Cash flows from operating activities

Antamina	Copper, Other[2]	297	$580	$—	$799	$—	$—	$—	$(219)	$930
	Silver	537	1,045	26	642	—	—	—	377	1,019
Aurizona	Gold	1,323	2,577	—	123	—	—	—	2,454	2,377
Blyvoor	Gold	449	882	257	246	—	—	—	379	574
Bonikro	Gold	1,103	2,122	441	1,149	—	—	—	532	1,199
Caserones	Copper	1,085	3,130	—	1,693	—	—	—	1,437	2,269
Cerro Moro	Silver	3,268	6,366	1,901	2,964	—	—	—	1,501	4,466
Chapada	Copper	1,715	3,340	1,009	734	—	—	—	1,597	2,331
Fruta del Norte	Gold	999	1,946	—	484	—	—	—	1,462	1,263
Houndé	Gold	1,130	2,201	—	594	—	—	—	1,607	1,449
Mercedes	Gold, Silver[3]	3,384	6,533	582	3,860	—	—	—	2,091	5,777
Relief Canyon	Gold	1,568	3,127	—	1,676	—	—	—	1,451	3,126
Vale Royalties	Iron Ore	770	1,500	—	622	—	—	—	878	2,258
Other	Gold	4,367	6,904	380	1,854	—	(1,810)	—	6,480	8,132
	Copper, Other[4]	1,255	2,245	302	1,795	687	—	(3,988)	3,449	3,177
Corporate		—	—	—	—	—	—	—	3,566	(1,606)
Consolidated		23,250	$44,498	$4,898	$19,235	$687	$(1,810)	$(3,988)	$29,042	$38,741
1.Refer to section on non-IFRS and other measures of this MD&A.
2.Revenue from Antamina consists of $0.6 million from copper.
3.Sales revenue from Mercedes consists of $5.7 million from gold and $0.8 million from silver.
4.Includes revenue from other base metals of $1.8 million, $0.3 million from diamonds, and $0.1 million from copper.
26    2023 Annual Report

Management's Discussion & Analysis
The Company’s operating segments for the three months ended
December 31, 2022 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces[1]	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	(Gain) on disposal of Stream, royalty and other interests	Income (loss) before taxes	Cash flows from operating activities

Antamina	Copper, Other[2]	446	$779	$—	$2,814	$—	$(2,035)	$1,069
Aurizona	Gold	990	1,729	—	98	—	1,631	1,729
Blyvoor	Gold	1,002	1,730	572	525	—	633	1,224
Bonikro	Gold	1,959	3,397	783	2,006	—	608	2,063
Caserones	Copper	553	1,430	—	1,164	—	266	438
Cerro Moro	Silver	3,479	6,075	1,824	2,778	—	1,473	4,249
Chapada	Copper	1,436	2,508	769	578	—	1,161	1,739
Fruta del Norte	Gold	995	1,736	—	689	—	1,047	1,322
Houndé	Gold	816	1,424	—	577	—	847	1,285
Mercedes	Gold, Silver[3]	4,003	7,011	650	3,358	—	3,003	5,727
Relief Canyon	Gold	1,968	3,472	—	1,667	—	1,805	3,472
Vale Royalties	Iron Ore	831	1,450	—	572	—	878	3,089
Other	Gold	1,742	3,029	560	1,140	(2,396)	3,725	1,565
	Other[4]	1,533	2,678	346	1,677	—	655	3,673
Corporate		—	—	—	—	—	(14,547)	(6,378)
Consolidated		21,753	$38,448	$5,504	$19,643	$(2,396)	$1,150	$26,266
1.Refer to section on non-IFRS and other measures of this MD&A.
2.Royalty revenue from Antamina consists of $0.6 million from copper and $0.2 million from other base metals.
3.Revenue from Mercedes consists of $5.5 million from gold and $1.5 million from silver.
4.Includes revenue from diamonds of $1.4 million and other base metals of $1.3 million.
2023 Annual Report    27

Management's Discussion & Analysis
Three Months Ended December 31, 2023
Compared to the Three Months Ended
December 31, 2022
For the three months ended December 31, 2023, net income and cash flows from operating activities were $24.5 million and $38.7 million, respectively, compared with net loss of $2.1 million and cash flows from operating activities of $26.3 million for the comparable period in 2022. The change is due to a combination of factors including:
•A $20.9 million increase in the gains recognized on the revaluation of the Company’s investments mostly driven by an increase in the fair value of the Company's Sandbox and Horizon Copper debentures,
•A $6.1 million increase in revenue described in greater detail below; and
•A $0.8 million decrease in senior management compensation.
Partially offset by:
•A $1.4 million increase in income tax expense largely driven by the increase in net income.
For the three months ended December 31, 2023, revenue was $44.5 million compared with $38.4 million for the comparable period in 2022. The increase is attributable to a 12% increase in the average realized selling price of gold as well as a 5% increase in Attributable Gold Equivalent ounces1 sold excluding attributable ounces related to contractual payments which are included in Other Income. In particular, the increase in revenue was driven by:
•A $3.4 million increase in revenue attributable to the Company's Other segment, largely due to increases in mining activity on concessions subject to the Company's royalties in the period; and
•A $1.7 million increase in revenue attributable to the Caserones royalty, as a result of increased production rates and copper prices.

Partially offset by:
• A $1.3 million decrease in revenue from the Company's Bonikro Gold Stream primarily due to the timing of sales, whereby, 811 gold ounces were delivered by December 31, 2023 but sold in the subsequent quarter.
1.Refer to section on non-IFRS and other measures of this MD&A.
28    2023 Annual Report

Management's Discussion & Analysis
Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022
For the year ended December 31, 2023, net income and cash flows from operating activities were $42.7 million and $152.8 million, respectively, compared with net income of $78.5 million and cash flows from operating activities of $106.9 million for the comparable period in 2022. The increase in cash flows from operating activities is largely driven by an increase in revenue (described in greater detail below) and contractual payments relating to Mount Hamilton. The decrease in net income is due to a combination of factors including:
•Certain items recognized during the year ended December 31, 2022 which did not occur during the year ended ended December 31, 2023 including (i) a $24.9 million gain resulting from the sale of the Company’s Hod Maden interest to Horizon Copper; (ii) $25.8 million in gains on disposal of stream, royalty and other interests, primarily related to the sale of a portfolio of royalties to Sandbox Royalties; and (iii) a $12.5 million gain resulting from the sale of the Company’s equity interest in Entrée Resources to Horizon Copper;
•A $22.2 million increase in finance expense, primarily related to interest paid on the Revolving Facility, which was drawn down in the third quarter of 2022 to finance acquisitions made in 2022; and
•A $15.6 million increase in depletion expense partly driven by an increase in Attributable Gold Equivalent ounces1 sold.
Partially offset by:
•A $30.9 million increase in revenue described in greater detail below;
•A $13.9 million increase in the gains recognized on the revaluation of the Company’s investments mostly driven by an increase in the fair value of the Company's Sandbox and Horizon Copper debentures;
•$11.8 million in other contractual income primarily related to a one-time contractual payment from the Company's Mt. Hamilton royalty; and
•A $4.0 million gain on the disposal of the Company's Blackwater and El Pilar royalties to Sandbox.
For the year ended December 31, 2023, revenue was $179.6 million compared with $148.7 million for the comparable period in 2022. The increase is attributable to a 12% increase in Attributable Gold Equivalent ounces1 sold, excluding attributable ounces related to contractual payments, which are included in Other Income and described above, as well as a 7% increase in the average realized selling price of gold. In particular, the increase in revenue was driven by:
•A $10.5 million increase in revenue attributable to the Company's Antamina royalty and Stream, which were acquired in July 2022 and June 2023 respectively;
•A $9.8 million increase in revenue attributable to the Mercedes Mine streams, which were acquired in April and August of 2022. Based on the timing of sales and shipments, 600 gold ounces were delivered by December 31, 2023 and were sold in the subsequent quarter;
2023 Annual Report    29

Management's Discussion & Analysis
•A $9.4 million increase in revenue attributable to the Caserones royalty, which was acquired in August 2022; and
•A $4.0 million increase in revenue attributable to the Bonikro Stream, which was acquired in August 2022.
Partially offset by:
•A $2.5 million decrease in revenue attributable to the Chapada copper stream due to a 9% decrease in the number of copper pounds sold as a result of lower production as well as a decrease in the average realized selling price of copper which decreased from an average of $4.15 per pound during the year ended December 31, 2022 to an average of $3.83 per pound during the equivalent period in 2023.
1.Refer to section on non-IFRS and other measures of this MD&A.
Three Months Ended December 31, 2023
Compared to the Other Quarters Presented
For the three months ended December 31, 2023, revenue was $44.5 million. Attributable Gold Equivalent ounces1 sold have increased overall as a result of various assets acquired, including; (i) the acquisition of the BaseCore Metals LP stream and royalty package ("BaseCore"), which consists of nine royalties and one stream and was purchased during the three months ended September 30, 2022; (ii) the acquisition of Nomad Royalty Company Ltd. ("Nomad") which consists of 20 royalties and streams and closed during the three months ended September 30, 2022; and (iii) the acquisition of the Mercedes Gold Stream during the three months ended June 30, 2022. When comparing revenue for the three months ended December 31, 2023 with the other quarters presented, the following items impact comparability:
•Revenue attributable to the Mercedes Mine streams, which commenced making deliveries under the Gold Stream in April 2022, with Sandstorm also receiving deliveries in subsequent periods from the newly acquired assets that were a part of the Nomad acquisition, of $6.5 million for the three months ended December 31, 2023, $5.8 million for the three months ended September 30, 2023, $8.1 million for the three months ended June 30, 2023, $4.3 million for the three months ended March 31, 2023, $7.0 million for the three months ended December 31, 2022, $5.7 million for the three months ended September 30, 2022, and $2.2 million for the three months ended June 30, 2022;
•Revenue attributable to the Antamina royalty and silver Stream, which were acquired in July 2022 and June 2023 respectively, of $1.6 million for the three months ended December 31, 2023, $3.4 million for the three months ended September 30, 2023, $3.5 million for the three months ended June 30, 2023, $6.3 million for the three months ended March 31, 2023, $0.8 million for the three months ended December 31, 2022 and $3.5 million for the three months ended September 30, 2022;
30    2023 Annual Report

Management's Discussion & Analysis
•Revenue attributable to the Caserones royalty, which was acquired in August 2022, of $3.1 million for the three months ended December 31, 2023, $2.4 million for the three months ended September 30, 2023, $4.6 million for the three months ended June 30, 2023, $1.8 million for the three months ended March 31, 2023, $1.4 million for the three months ended December 31, 2022 and $1.2 million for the three months ended September 30, 2022; and
•Revenue attributable to the Bonikro stream, which was acquired in August 2022, of $2.1 million for the three months ended December 31, 2023, $1.8 million for the three months ended September 30, 2023, $2.9 million for the three months ended June 30, 2023, $2.3 million for the three months ended March 31, 2023, $3.4 million for the three months ended December 31, 2022 and $1.8 million for the three months ended September 30, 2022.
Partially offset by:
•The Bracemac McLeod royalty discontinuing operations in the second half of 2022.
When comparing net income of $24.5 million and cash flow from operating activities of $38.7 million for the three months ended December 31, 2023, with net income and cash flow from operating activities for the other quarters presented, the following items impact comparability:
•Depletion expense has largely increased since 2021, primarily due to the overall increase in Attributable Gold Equivalent ounces1 sold. The depletion recognized is as follows:
–During the three months ended December 31, 2023, depletion of $19.2 million was recognized;
–During the three months ended September 30, 2023, depletion of $16.3 million was recognized;
–During the three months ended June 30, 2023, depletion of $21.8 million was recognized;
–During the three months ended March 31, 2023, depletion of $18.0 million was recognized;
–During the three months ended December 31, 2022, depletion of $19.6 million was recognized;
–During the three months ended September 30, 2022, depletion of $18.0 million was recognized;
–During the three months ended June 30, 2022, depletion of $11.0 million was recognized; and
–During the three months ended March 31, 2022, depletion of $11.1 million was recognized.
•A $24.9 million gain on disposal of the Hod Maden investment in associate recognized during the three months ended September 30, 2022;
•A $22.9 million gain on disposal of Streams, royalties and other interests recognized during the three months ended June 30, 2022, primarily resulting from the sale of a portfolio of royalties to Sandbox Royalties Corporation;
•A $12.5 million gain resulting from the sale of the Company’s equity interest in Entrée Resources to Horizon Copper during the three months ended June 30, 2022;
•$10.0 million in contractual income from stream, royalty and other interests due to a contractual payment relating to the Mt. Hamilton royalty during the three months ended March 31, 2023;
•The recognition of $10.0 million in finance expense during the three months ended December 31, 2023, $9.8 million during the three months ended September 30, 2023, $9.8 million during the three months ended June 30, 2023, $9.9 million during the three months ended March 31, 2023 and $8.8 million during the three months ended December 31, 2022, primarily related to interest paid on the Revolving Facility which was drawn down in the third and fourth quarters of 2022 to finance the Nomad and BaseCore acquisitions;
2023 Annual Report    31

Management's Discussion & Analysis
•The Company recognized gains and losses with respect to the revaluation of its investments, which were primarily driven by changes in the fair value of the Company’s debentures including the Americas Gold convertible debenture, and more recently, the Sandbox, Horizon Copper and Bear Creek debentures. These gains/losses were recognized as follows:
–During the three months ended December 31, 2023, a gain of $21.4 million was recognized;
–During the three months ended September 30, 2023, a loss of $4.0 million was recognized;
–During the three months ended June 30, 2023, a loss of $4.9 million was recognized;
–During the three months ended March 31, 2023, a gain of $3.1 million was recognized;
–During the three months ended December 31, 2022, a gain of $0.5 million was recognized;
–During the three months ended September 30, 2022, a gain of $1.9 million was recognized;
–During the three months ended June 30, 2022, a loss of $0.8 million was recognized; and
–During the three months ended March 31, 2022, a gain of $0.2 million was recognized.

1.Refer to section on non-IFRS and other measures of this MD&A.
32    2023 Annual Report

Management's Discussion & Analysis
Change in Total Assets
Total assets increased by $14.6 million from September 30, 2023 to December 31, 2023 as a result of (i) cash flow from operating activities; (ii) the recognition of a right of use asset related to the Company's office lease; and (iii) gains on the revaluation of the Company's investments; partially offset by (i) the repayment of $21.0 million in debt outstanding on the Company's Revolving Facility and (ii) depletion expense. Total assets decreased by $20.4 million from June 30, 2023 to September 30, 2023 as a result of (i) depletion expense; (ii) the repayment of $11.0 million in debt outstanding on the Company's Revolving Facility, net of draw downs in the period; and (iii) losses on the revaluation of the Company's investments; partially offset by cash flow from operating activities. Total assets decreased by $25.9 million from March 31, 2023 to June 30, 2023 as a result of (i) depletion expense; (ii) repurchases of the Company’s shares in accordance with its normal course issuer bid; (iii) the repayment of $8.0 million in debt outstanding on the Company's Revolving Facility, net of draw downs in the period; and (iv) losses on the revaluation of the Company's investments; partially offset by cash flow from operating activities. Total assets decreased by $11.6 million from December 31, 2022 to March 31, 2023 as a result of (i) depletion expense; and (ii) the repayment of $22.5 million in debt outstanding on the Company's Revolving Facility; partially offset by (i) cash flow from operating activities and (ii) gains on the revaluation of the Company's investments. Total assets increased by $46.5 million from September 30, 2022 to December 31, 2022 as a result of additions to the Company’s Stream, royalty and other interests primarily as a result of the final deposit paid for the Greenstone Gold Stream in the period; partially offset by depletion expense. Total assets increased by $1,265.5 million from June 30, 2022 to September 30, 2022 as a result of (i) the BaseCore transaction; (ii) the Nomad acquisition; (iii) the sale of the Hod Maden investment in associate to Horizon Copper for a Stream on Hod Maden and other assets; and (iv) cash flow from operating activities; partially offset by depletion expense. As a result of the disposal of the Hod Maden interest, the Company reclassified the related cumulative currency translation adjustments of $149.5 million, which were recognized within accumulated other comprehensive income, into the income statement. Total assets increased by $38.2 million from March 31, 2022 to June 30, 2022 as a result of (i) cash flow from operating activities; (ii) the Sandbox transaction; and (iii) the sale of the Entrée Resources investment in associate to Horizon Copper; partially offset by (i) depletion expense and (ii) a decrease in the valuation of investments. Effective April 1, 2022, the Company reassessed the functional currency of the associate which held the Hod Maden Project. The assessment was triggered by the forecasted expenditures of the associate, the currency driving those expenditures and the underlying transactions, events, and conditions of the entity. As a result of that assessment, it was determined the functional currency had changed from Turkish Lira to U.S. dollars. As a consequence, the depreciation or appreciation of the Turkish Lira, which was the functional currency of the entity that holds the Hod Maden Project, relative to the U.S. dollar, which is the presentation currency of Sandstorm Gold Ltd. did not have a material impact on the recognition of currency translations adjustments in other comprehensive income during the three months ended June 30, 2022. Total assets increased by $3.7 million from December 31, 2021 to March 31, 2022 as a result of (i) cash flow from operating activities; and (ii) an increase in the valuation of investments; partially offset by (i)
2023 Annual Report    33

Management's Discussion & Analysis
a decrease in the Hod Maden interest due to the depreciation of the Turkish Lira, which was the functional currency of the entity that held the Hod Maden interest, relative to the U.S. dollar; and (ii) depletion expense. The depreciation of the Turkish Lira, partially offset by the increase in the valuation of investments, were largely responsible for the losses recognized through other comprehensive income for the three months ended March 31, 2022.
Non-IFRS and Other Measures
The Company has included, throughout this document, certain performance measures, including (i) Total Sales, Royalties and Income from other interests, (ii) Attributable Gold Equivalent ounce, (iii) average cash cost per Attributable Gold Equivalent ounce, (iv) cash operating margin and (v) cash flows from operating activities excluding changes in non-cash working capital. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.
i)Total Sales, Royalties and Income from other interests is a non-IFRS financial measure and is calculated by taking total revenue which includes Sales and Royalty Revenue, and adding contractual income relating to Streams, royalties and other interests excluding gains and losses on dispositions. The Company presents Total Sales, Royalties and Income from other interests as it believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry. Figure 1.1 provides a reconciliation of Total Sales, Royalties and Income from other interests.

Figure 1.1
In $000s	3 Months Ended Dec. 31, 2023	3 Months Ended Dec. 31, 2022	Year Ended Dec. 31, 2023	Year Ended Dec. 31, 2022

Total Revenue	$44,498	$38,448	$179,636	$148,732
Add:
Contractual income from streams, royalties and other interests[1]	1,810	—	11,810	—
Equals:
Total Sales, Royalties, and Income from other interests	$46,308	$38,448	$191,446	$148,732
1.During the three months ended March 31, 2023, the Company received a one-time contractual payment of $10.0 million relating to the Mt. Hamilton royalty included in Other Income. During the three months ended December 31, 2023, the Company received a one-time payment of $1.8 million related to the Company's Ming Gold Stream.
34    2023 Annual Report

Management's Discussion & Analysis
ii)Attributable Gold Equivalent ounce is a non-IFRS financial ratio that uses Total Sales, Royalties, and Income from other interests as a component. Attributable Gold Equivalent ounce is calculated by dividing the Company’s Total Sales, Royalties, and Income from other interests (described further in item i above), less revenue attributable to non-controlling interests for the period, by the average realized gold price per ounce from the Company’s Gold Streams for the same respective period. The Company presents Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Figure 1.2 provides a reconciliation of Attributable Gold Equivalent ounce.

Figure 1.2
(In $000s) (except for ounces and per ounce amounts)	3 Months Ended Dec. 31, 2023	3 Months Ended Dec. 31, 2022	Year Ended Dec. 31, 2023	Year Ended Dec. 31, 2022

Total Sales, Royalties, and Income from other interests[1]	$46,308	$38,448	$191,446	$148,732
Less:
Revenue attributable to non-controlling interest	1,017	465	3,907	850
Total Sales, Royalties, and Income from other interests attributable to Sandstorm Gold Ltd. shareholders	$45,291	$37,983	$187,539	$147,882
Divided by:
Average realized gold price per ounce from the Company's Gold Streams	1,948	1,746	1,929	1,795
Equals:
Total Attributable Gold Equivalent ounces	23,250	21,753	97,245	82,376
1.Prior to March 31, 2022, total Attributable Gold Equivalent ounces was calculated by dividing the royalty and other commodity stream revenue, including adjustments for contractual payments received relating to those interests, for that period by the average realized gold price per ounce from the Company's Gold Streams for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company's Gold Streams equal total Attributable Gold Equivalent ounces sold. The change in the calculation of the measure did not result in a change to prior periods. Recalculated totals may differ due to rounding.

iii)Average cash cost per Attributable Gold Equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of Attributable Gold Equivalent ounces (described further in item ii above). The Company presents average cash cost per Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. Figure 1.3 provides a reconciliation of average cash cost of gold on a per ounce basis.
2023 Annual Report    35

Management's Discussion & Analysis

Figure 1.3
(In $000s) (except for ounces and per ounce amounts)	3 Months Ended Dec. 31, 2023	3 Months Ended Dec. 31, 2022	Year Ended Dec. 31, 2023	Year Ended Dec. 31, 2022

Cost of Sales, excluding depletion[1]	$4,898	$5,504	$21,677	$23,366
Divided by:
Total Attributable Gold Equivalent ounces sold	23,250	21,753	97,245	82,376
Equals:
Average cash cost (per Attributable Gold Equivalent ounce)	$211	$253	$223	$284
1.Cost of Sales, excluding depletion, includes cash payments made for Gold Equivalent ounces associated with commodity streams.

iv)Cash operating margin is calculated by subtracting the average cash cost per Attributable Gold Equivalent ounce from the average realized gold price per ounce from the Company's Gold Streams. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.
v)Cash flows from operating activities excluding changes in non-cash working capital is a non-IFRS financial measure and is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Figure 1.4 provides a reconciliation of cash flows from operating activities excluding changes in non-cash working capital.

Figure 1.4
(In $000s)	3 Months Ended Dec. 31, 2023	3 Months Ended Dec. 31, 2022	Year Ended Dec. 31, 2023	Year Ended Dec. 31, 2022

Cash flows from operating activities	$38,741	$26,266	$152,754	$106,916
Less:
Changes in non-cash working capital	2,270	(3,612)	1,697	(2,890)
Equals:
Cash flows from operating activities excluding changes in non-cash working capital	$36,471	$29,878	$151,057	$109,806
36    2023 Annual Report

Management's Discussion & Analysis
Liquidity and Capital Resources
As of December 31, 2023, the Company had cash and cash equivalents of $5.0 million (December 31, 2022 — $7.0 million) and working capital (current assets less current liabilities) of $37.6 million (December 31, 2022 — $13.7 million). As of the date of the MD&A, $421 million remains outstanding under the Company’s Revolving Facility and the undrawn and available balance remaining is $204 million.
During the year ended December 31, 2023, the Company generated cash flows from operating activities of $152.8 million compared with $106.9 million during the comparable period in 2022. When comparing the change, the primary drivers were an increase in the number of Attributable Gold Equivalent ounces sold and an increase in the average realized selling price of gold.
During the year ended December 31, 2023, the Company had net cash outflows from investing activities of $22.2 million which were primarily the result of (i) the acquisition of $30.5 million in investments and other assets partially comprised of a $14.0 million secured loan to Bear Creek; and (ii) the acquisition of $20.9 million in stream, royalty and other interests; partially offset by $20.0 million received in connection with the partial disposition of the Antamina NPI and $10.0 million in connection with the disposal of the El Pilar and Blackwater royalties to Sandbox. During the year ended December 31, 2022, the Company had net cash outflows from investing activities of $612.7 million which were primarily the result of (i) the BaseCore transaction described earlier; (ii) the acquisition of Stream, royalty and other interests including the Mercedes Gold Stream, the Vatukoula Gold Stream and other royalties; (iii) the $56.3 million payment owed under the Company’s Platreef Gold Stream; (iv) the $81.7 million payment owed under the Company’s Greenstone Gold Stream; (v) the acquisition of $33.4 million in investments and other; and (vi) a $3.8 million investment in the Company’s previously owned Hod Maden interest; partially offset by (i) $38.1 million of proceeds from the sale of certain Stream, royalty and other interests; and (ii) $7.3 million of proceeds from the sale and redemption of a portion of the Company’s debt and equity investments and other.
During the year ended December 31, 2023, the Company had net cash outflows from financing activities of $131.9 million primarily related to (i) the repayment of $104.0 million on its revolving credit facility; (ii) interest expense payments of $35.7 million; (iii) $16.0 million in repurchases of the Company’s shares in accordance with its normal course issuer bid and other; and (iv) dividend payments of $17.7 million; partially offset by a $41.5 million draw down on its revolving credit facility. During the year ended December 31, 2022, the Company had net cash inflows from financing activities of $497.6 million primarily related to (i) $653.1 million drawn on its revolving credit facility; and (ii) $86.0 million proceeds from issuance of common shares net of financing costs; partially offset by (i) the repayment of $212.4 million on its revolving credit facility; (ii) interest expense payments of $15.2 million; and (iii) dividend payments of $13.6 million.
2023 Annual Report    37

Management's Discussion & Analysis
Commitments and Contingencies
In connection with its Streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted)

Antamina	1.66%	2.5% of silver spot price
Black Fox[1]	8%	$601
Blyvoor[2]	10%	$572
Bonikro[3]	6%	$400
Cerro Moro[4]	20%	30% of silver spot price
CEZinc[5]	1%	20% of quarterly average zinc spot price
Chapada[6]	4.2%	30% of copper spot price
Entrée[1,7,8]	5.62% on Hugo North Extension and 4.26% on Heruga	Varies
Greenstone[9]	2.375%	20% of gold spot price
Hod Maden[10]	20%	50% of gold spot price until 405,000 ounces of gold have been delivered, then 60% of gold spot price thereafter
Karma	1.625%	20% of gold spot price
Mercedes[11]	14,300 ounces of gold over 52 months and 4.4% thereafter 100% of silver produced beginning in 2028	25% of gold spot price 25% of silver spot price
Platreef[12]	37.5%	Varies
Relief Canyon[13]	39,174 ounces over 6.5 years and 4% thereafter	Varies
Santa Elena[1]	20%	$478
South Arturo	40%	20% of silver spot price
Vatukoula[14]	11,022 ounces over 4.5 years and 1.199% – 1.363% thereafter	20% of gold spot price
Woodlawn[15]	Varies	Nil
1.Per ounce cash payment subject to an annual inflationary adjustment.
2.For the Blyvoor Gold Stream, until 300,000 ounces have been delivered, Blyvoor Gold (Pty) Ltd. will deliver 10% of gold production until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of gold have been produced. Under the Stream agreement Sandstorm will make ongoing payments at the lesser of $572 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.
3.For the Bonikro Gold Stream, Sandstorm will receive 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until 61,750 cumulative ounces of gold have been delivered, then 2% thereafter. Under the Stream agreement Sandstorm will make ongoing payments at the lesser of $400 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.
4.Under the terms of the Cerro Moro silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until 7.0 million ounces of silver have been delivered to Sandstorm; then 9.0% of the silver produced thereafter.
5.For the CEZinc zinc stream, the Company has committed to purchase 1.0% of the zinc produced until the later of June 30, 2030 or delivery of 68.0 million pounds of zinc under the contract.
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Management's Discussion & Analysis
6.For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.
7.For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases from $220 per gold ounce to $500 per gold ounce. For the Entrée silver stream, the purchase price is the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver. For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth. For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.
8.For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.
9.For Greenstone, the Gold Stream on the project is for 2.375% of gold production from the Greenstone joint venture (100% basis), until 120,333 ounces of gold have been delivered, then 1.583% thereafter. In addition to the ongoing payments of 20% of the spot price of gold and to the extent the costs are incurred by the Greenstone joint venture, Sandstorm will pay the joint venture $30 per ounce to fund mine-level environmental and social programs.
10.Under the Hod Maden Gold Stream, Sandstorm will receive 20% of all gold produced from Hod Maden (on a 100% basis) and will make ongoing payments of 50% of the gold spot price until 405,000 ounces of gold are delivered (the "Delivery Threshold"). Once the Delivery Threshold has been reached, Sandstorm will receive 12% of the gold produced for the life of the mine for ongoing payments of 60% of the gold spot price.
11.Under the terms of the amended Mercedes Gold Stream, the Company will have the right to purchase 275 ounces per month through April 2028 and thereafter 4.4% of the gold produced from the Mercedes Mine for ongoing per ounce cash payments equal to 25% of the spot price of gold. Under the terms of the amended Mercedes silver stream, beginning in May 2028, the Company is entitled to purchase 100% of silver produced, the cost of which is 25% of the spot price of silver.
12.Under the terms of the Platreef Gold Stream, the Company has the right to purchase 37.5% of gold produced until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered, and 1.875% thereafter if certain conditions are met. In calculating gold deliveries owing under the Stream, a fixed payability factor of 80% is applied to all gold production. Until 256,980 ounces have been delivered, Sandstorm will make ongoing payments equal to the lesser of $100 per ounce of gold and the gold market price on the business day immediately preceding the date of delivery. After 256,980 ounces have been delivered, Sandstorm will make ongoing payments of 80% of the spot price of gold for each ounce delivered.
13.For the Relief Canyon Stream, after receipt of 32,022 gold ounces (the cost of which is nil), the Company is entitled to purchase 4.0% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%-65% of the spot price of gold or silver, with the range dependent on the concession's existing royalty obligations.
14.Under the terms of the amended Vatukoula Gold Stream, the Company is entitled to fixed deliveries totaling 11,022 gold ounces (the cost of which is 20% of the spot price) after January 1, 2023 (the "Vatukoula Fixed Delivery Period"). Following the Vatukoula Fixed Delivery Period, the Company is entitled to purchase 1.363% for the first 100,000 ounces of gold produced in a calendar year, and 1.199% for the volume of production above 100,000 ounces, with both variable delivery rates subject to upward adjustment depending on the final scale of the Company's investment in the Vatukoula Gold Stream.
15.For the Woodlawn silver stream, Sandstorm has agreed to purchase an amount of silver equal to 80% of payable silver produced. Deliveries under the Woodlawn silver stream are capped at AUD27 million. In addition, the Company holds a second stream at Woodlawn under which the operator has agreed to pay Sandstorm AUD1.0 million for each 1Mt of tailings ore processed at Woodlawn, subject to a cumulative cap of AUD10 million.
2023 Annual Report    39

Management's Discussion & Analysis
Contractual obligations related to bank debt and interest are as follows:

In $000s	Total	Less than one year	1 – 3 years	4-5 years	More than 5 years

Bank debt[1]	$421,000	$—	$—	$421,000	$—
Interest[2]	93,349	26,660	49,667	17,022	—
Leases[3]	26,423	2,482	5,261	4,316	14,364
	$540,772	$29,142	$54,928	$442,338	$14,364
1.As at February 15, 2024, the Company had $421 million drawn and outstanding on the Revolving Facility. The repayment date in the table above reflects the full term of the facility which matures on September 11, 2027, assuming no extension periods.
2.The amounts drawn on the Revolving Facility are subject to an interest rate of SOFR plus 1.875%-3.5% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.4219% - 0.7875% per annum, both of which are dependent on the terms of the Revolving Facility and the Company's leverage ratio. The interest charges have been estimated based on assumptions of the Company's future leverage ratio. The Revolving Facility incorporates sustainability-linked incentive pricing terms that allow the Company to reduce the borrowing costs from the interest rates described above as the Company's targets are met. The interest charges have been estimated based on the assumption that the Company will continue with the same pricing adjustment to the debt maturity date. As the applicable interest rate is floating in nature, the interest charges are estimated based on market forward interest rate curves at the ending of the reporting period combined with the assumption that the principal balance outstanding at February 15, 2024, does not change until the debt maturity date.
3.Future minimum lease payments for the Company's leases related to offices in Vancouver, BC that have commenced.

As previously disclosed, Sandstorm became aware that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity with which Sandstorm entered into a Stream). Since these severance claims, estimated to be approximately $8 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm. Sandstorm intends on defending itself as it believes the case is without merit.
The Company has agreed to make available certain additional funds to Horizon subject to certain conditions, including availability, use of proceeds and other customary conditions up to a maximum of $150 million. The facility will bear interest at the secured overnight financing rate plus a margin (currently 2.0% - 3.5% per annum). The maturity date of the Horizon facility is August 31, 2032 and is convertible to Horizon Shares at the option of the Company or Horizon (provided that no conversion will be effected if it would result in the Company holding a greater than 34% equity interest in Horizon). No amounts have been drawn to-date.
In connection with the Restructuring Agreement with Bear Creek described earlier, Sandstorm has agreed to make up to $8 million in additional credit available to Bear Creek (of which $5.4 million had been advanced as at the date of this MD&A) prior to August 31, 2024, subject to certain conditions. Any amounts drawn under this facility will be added to the principal amount of the Refinanced Sandstorm Debentures.
As part of the sale of the Hod Maden interest, Sandstorm provided Horizon Copper with normal course indemnification for claims arising from pre-existing matters. Sandstorm became aware that a lawsuit was filed by a former employee of the predecessor company to Horizon Copper's associate, Artmin Madencilik Sanayi ve Ticaret A.S ("Artmin"), the Turkish entity which holds the Hod Maden project.
40    2023 Annual Report

Management's Discussion & Analysis
The former employee claimed that he was entitled to 1% of the value of the project as a finder's fee. Subsequent to year end, the claim was settled for an insignificant amount.
In an effort to reduce operating costs, the Company has signed a 15-year lease for office space which is expected to commence in the fourth quarter of 2024, a portion of which has been sublet. Under the terms of this agreement the minimum lease payments for the entire space, including the sublet areas, are approximately $25 million over the 15-year lease term. As a result of this 15-year lease agreement, the Company intends to sublet its current leased office space.
Share Capital
As of February 15, 2024, the Company had 297,908,238 common shares outstanding. As disclosed previously, the funds from the issuance of share capital have been used to finance the acquisition of Streams and royalties (recent acquisitions are described earlier in greater detail) and pay down debt.
Under the Company’s normal course issuer bid (“NCIB”), the Company is able, until April 10, 2024, to purchase up to 24.0 million common shares. The NCIB provides the Company with the option to purchase its common shares from time to time. During the year ended December 31, 2023 and under the Company’s current and previous NCIB, the Company purchased and cancelled approximately 2.8 million common shares for $14.4 million.
During the three months ended March 31, 2022, the Company paid its first quarterly dividend of CAD0.02 per common share and has maintained that same dividend payment for each subsequent quarter. In December 2023 the Company declared a dividend of CAD0.02 per share payable to shareholders of record as of January 16, 2024. The full amount of the dividend of $4.4 million was paid in cash in January 2024.
In June 2023, the Company re-established an at-the-market equity program (the “ATM Program”) after the Company's previous ATM Program expired in May 2022. Under the terms of the ATM program, the Company is permitted to issue up to an aggregate of $150 million worth of common shares from treasury at prevailing market prices to the public through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace on which the common shares are listed, quoted or otherwise trade. The volume and timing of distributions under the ATM Program is determined at the Company’s sole discretion, subject to applicable regulatory limitations. The ATM Program will be effective until the earliest of the date that all common shares available for issue under the ATM Program have been issued, October 22, 2024 or the ATM Program is terminated prior to such date by the Company or the Agents. To-date, the Company has not utilized or sold any shares under the current or previously expired ATM Program.
2023 Annual Report    41

Management's Discussion & Analysis
A summary of the Company’s share purchase options as of February 15, 2024 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (range) (CAD)	Weighted-average exercise price per share (CAD)[1]

2024	2,946,023	2,946,023	7.03 - 12.40	8.57
2025	2,812,000	2,812,000	9.43	9.43
2026	2,968,000	1,978,671	7.18	7.18
2027	4,231,000	1,410,340	7.12	7.12
2028	4,101,417	—	6.53	-
	17,058,440	9,147,034		8.31
1.Weighted average exercise price of options that are exercisable.
As of February 15, 2024, the Company had 2,354,911 restricted share rights outstanding and 242,000 warrants outstanding with an exercise price of $8.97 and an expiry date of May 13, 2024.
Key Management Personnel Compensation
The remuneration of directors and those persons having authority and responsibility for planning, directing, and controlling activities of the Company is as follows:

In $000s	Year Ended Dec. 31, 2023	Year Ended Dec. 31, 2022

Salaries and benefits	$1,630	$3,000
Share-based payments	5,116	4,124
Total key management compensation expense	$6,746	$7,124
Financial Instruments
The Company’s financial instruments consist of cash and cash equivalents, trade receivables and other, short-term and long-term investments, loans receivable which are included in short and long-term investments, trade payables and other, lease liabilities, and bank debt. The Company’s short and long-term investments, excluding loans receivable, are initially recorded at fair value, and subsequently revalued to their fair market value at each period end. Investments in common shares and warrants held that have direct listings on an exchange are valued based on quoted prices in active markets. The fair value of warrants, convertible debt instruments and related instruments are determined using discounted cash flow models and Black-Scholes models based on relevant assumptions including discount rate, risk free interest rate, expected dividend yield, expected volatility, and expected warrant life which are supported by observable current market conditions. Investments are acquired for
42    2023 Annual Report

Management's Discussion & Analysis
strategic purposes and may be disposed of from time to time. The fair value of the Company's other financial instruments, which include cash and cash equivalents, trade receivables and other, loans receivable which are included in investments, trade payables and other, and bank debt approximate their carrying values at December 31, 2023.
Sandstorm also holds common shares of Sandbox and Horizon Copper. As a result of these equity ownership positions being greater than 20% on a fully diluted basis, Sandstorm has determined that it has significant influence over Sandbox and Horizon Copper; consequently, they are related parties of the Company and any transactions with these entities are considered related party transactions.
Credit Risk
The Company’s credit risk is limited to cash and cash equivalents, loans receivable which are included in short and long-term investments, trade and other receivables and the Company’s investments in convertible debentures. The Company’s trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.
The Company’s investments in debentures are subject to the counterparties’ credit risk. In particular, the Company’s convertible debentures due from Horizon Copper, Bear Creek and Sandbox Royalties are subject to their respective credit risk, the Company’s ability to realize on its security and the net proceeds available under that security.
Market Risk
Market risk is the risk that the fair value of cash flows of a financial instrument will fluctuate due to changes in interest rates, exchange rates or other prices such as equity prices and commodity prices.
INTEREST RATE RISK
The Company is exposed to interest rate risk on its bank debt and its investments in debentures. The Company’s bank debt is subject to a floating interest rate. The Company monitors its exposure to interest rates. During the three months ended December 31, 2023, a 1% increase (decrease) in nominal interest rates would have increased (decreased) interest expense by approximately $1.1 million and would not have a material impact on the fair value of the Company’s investments in debentures.
CURRENCY RISK
Financial instruments that impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include cash and cash equivalents, loans receivable which are
2023 Annual Report    43

Management's Discussion & Analysis
included in investments, trade and other receivables and trade payables and other denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2023, a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income by $2.0 million and would not have a material impact on other comprehensive income.
OTHER RISKS
Sandstorm holds common shares, convertible debentures, loans receivable, warrants and investments of other companies with a combined fair market value as at December 31, 2023 of $258.9 million (December 31, 2022 — $129.9 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is subject to default risk with respect to any debt instruments. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. The Company does not actively trade these investments. Based on the Company's investments held as at December 31, 2023, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $1.7 million and would not have a material impact on net income.
Other Risks to Sandstorm
The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s Annual Information Form dated March 23, 2023, which is available on www.sedarplus.ca.
The Chapada Mine, the Cerro Moro Mine, the Aurizona Mine, the Fruta del Norte Mine, the Relief Canyon Mine, the Black Fox Mine, the Hugo North Extension and Heruga deposits, the Gualcamayo Mine, the Lobo-Marte Project, the Houndé Mine, the Vatukoula Mine, the Vale Royalty Package, the Antamina Mine, the Blyvoor Mine, the Caserones Mine, the Mercedes Mine, the Bonikro Mine, CEZinc, HVC, the Hod Maden Project, Platreef, the Greenstone Project, Robertson, Horne 5 and other royalties and commodity Streams in Sandstorm’s portfolio are hereafter referred to as the “Mines”.
Risks Relating to Mineral Projects
To the extent that they relate to the production of gold or an applicable commodity from, or the operation of, the Mines, the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade, and proximity to infrastructure, as well as metal prices which are highly cyclical and
44    2023 Annual Report

Management's Discussion & Analysis
government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings pond, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold, other commodities, receive royalties if no gold or applicable commodity is produced from the Mines or the underlying are expropriated or laws are enacted that effectively expropriate the economics of the Mines.
No Control Over Mining Operations
With respect to its Streams and royalties, the Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold or other production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold or other production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation, and other risks. There are no guarantees the Mines will achieve commercial production, ramp-up targets, or complete expansion plans. These issues are common in the mining industry and can occur frequently.
Government Regulations
The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses, and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating, and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory
2023 Annual Report    45

Management's Discussion & Analysis
developments, such as increasingly strict environmental protection laws, regulations, and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.
International Operations
The operations with respect to the Company’s gold, other precious metals and other interests are conducted in Canada, Mexico, the United States, Mongolia, Burkina Faso, Ecuador, South Africa, Ghana, Botswana, Côte d'Ivoire, Argentina, Brazil, Chile, Peru, Egypt, Ethiopia, Guyana, Paraguay, French Guiana, Türkiye, Sweden, Fiji and Australia and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, international sanctions, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any adverse developments with respect to SSR Mining and Lidya, its cooperation, its intention to pursue project financing, or in its exploration, development, permitting and operation of the Hod Maden Project in Türkiye may adversely affect the Company’s related exposure to the project. There are no assurances that the Company will be able to realize on its investments related to the Hod Maden Project if sanctions are imposed on Türkiye, Lidya and its related entities or SSR Mining. Any changes or unfavorable assessments with respect to (i) the validity, ownership, or existence of the Entrée Resources’ concessions; as well as (ii) the validity or enforceability of Entrée Resources’ joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company’s profitability or profits realized under the Entrée Stream. The Serra Pelada royalty cash flow or profitability may be adversely impacted if the Cooperative de Mineração dos Garimpeiros de Serra Pelada, which holds a 25% interest in the Serra Pelada Mine, continues to take unfavorable actions. In addition, Colossus Minerals Inc.’s Brazilian subsidiary has payables in excess of $30 million and accordingly, there is a risk that it may be unable to repay its debts, resulting in insolvency and loss of any rights to the Serra Pelada mine. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.
46    2023 Annual Report

Management's Discussion & Analysis
The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.
Income Taxes
No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s past and future profits being subject to increased levels of income tax. The Company’s prior years’ Canadian tax returns may be audited by the Canada Revenue Agency ("CRA") and no assurances can be given that tax matters, if they so arise, will be resolved favorably. Currently, the Company’s prior years’ tax returns for the 2019 and 2020 taxation years are under international tax audit by the CRA. The Company has not received any proposal or Notices of Reassessment in connection with this. The majority of the Company’s Streams and royalties have been entered into directly by Canadian based subsidiaries and are therefore, subject to Canadian tax. The Company is aware that the CRA has taken the position with other similar companies in the royalty and streaming business that the upfront payment made in connection with precious metal and commodity stream agreements should be deducted for income tax purposes in a similar manner to how such amount is expensed for financial statement purposes. Sandstorm believes that the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the stream agreements, that the cost of the precious metal acquired under the streams is equal to the market value while a deposit is outstanding, and the cash cost thereafter is correct. If Sandstorm were to apply the CRA’s proposed methodology to prior taxation years, the Company estimates that losses would arise that could be carried back to reduce tax and interest to an immaterial amount.
Commodity Prices for Metals Produced from the Mines
The price of the Company’s common shares and the Company’s financial results may be significantly adversely affected by a decline in the price of gold, silver, copper, zinc and/or iron ore (collectively, the “Metals”). The price of the Metals fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of the Metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver, copper, zinc and iron ore producing countries throughout the world.
In the event that the prevailing market price of the Metals are at or below the price at which the Company can purchase such commodities pursuant to the terms of the Stream agreements associated with the metal interests, the Company will not generate positive cash flow or earnings. Declines in market prices could cause an operator to reduce, suspend or terminate production from an operating project or construction work at a development project, which may result in a temporary or permanent reduction or cessation of revenue from those projects, and the Company might not be able to recover the initial investment in Streams and royalties.
2023 Annual Report    47

Management's Discussion & Analysis
Information Systems and Cyber Security
The Company’s information systems, and those of its counterparties under the precious metal purchase agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties.
The Company’s operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the commodity purchase and royalty agreements, protect networks, equipment, information technology systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.
Although to-date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.
Key Management
The Company is dependent upon the services of a small number of key management personnel who are highly skilled and experienced. The Company’s ability to manage its activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.
No Control Over Underlying Investments and Securities
With respect to the Company’s investments in debt and equity securities and its investments in associates, the Company has no contractual rights over the operations of those investees. The Company does not control the investees’ operations, their boards or management teams. The decisions of those entities could at times conflict with the interests of the Company. Any adverse developments with respect to those entities, its cooperation or in its exploration, development, permitting and operation of the underlying assets may adversely affect the Company’s interests in those securities and investments.
48    2023 Annual Report

Management's Discussion & Analysis
Environmental
All phases of mining and exploration operations are subject to environmental regulation pursuant to a variety of government laws and regulations. Environmental legislation is becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors, and employees. Continuing issues with tailings dam failures at other companies’ operations may increase the likelihood that these stricter standards and enforcement mechanisms will be implemented in the future. There can be no assurance that possible future changes in environmental regulation will not adversely affect the operations at the Mines, and consequently, the results of Sandstorm’s operations. Failure by the operators of the Mines to comply with these laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The occurrence of any environmental violation or enforcement action may have an adverse impact on the operations at the Mines, Sandstorm’s reputation and could adversely affect Sandstorm’s results of operations.
Government regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more prevalent and stringent. While some of the costs associated with reducing emissions may be offset by increased energy efficiency and technological innovation, Sandstorm expects that increased government regulation will result in increased costs at some operations at the Mines if the current regulatory trend continues. All of Sandstorm’s mining interests are exposed to climate-related risks through the operations at the Mines. Climate change could result in challenging conditions and extreme weather that may adversely affect the operations at the Mines and there can be no assurances that mining operations will be able to predict, respond to, measure, monitor or manage the risks posed as a result of climate change factors.
Solvency Risk of Counterparties
The price of the common shares and the Company’s financial results may be significantly affected by the Mines operators’ ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective Streams or royalties.
As the Company’s revolving facility is secured against the Company’s assets, to the extent Sandstorm defaults on its debt or related covenants, the lenders may seize on their security interests. The realization of security or default could materially affect the price of the Company’s common shares and financial results.
The Company’s Vale Royalties are publicly traded on Brazil’s National Debenture System. The daily exchange traded volume of the Vale Royalties may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting their market value.
2023 Annual Report    49

Management's Discussion & Analysis
Health Crises and Other
Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions, or epidemic diseases, including recently, the novel COVID-19. A significant new outbreak or continued outbreaks of COVID-19 could result in a widespread crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn which could adversely affect the Company’s business and the market price of the common shares. Many industries, including the mining industry, have been impacted by these market conditions. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown but potentially significant impacts. At this time, the Company cannot accurately predict what effects these conditions will have on its operations or financial results, due to uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company’s operations, the Company may not be able to accurately predict which operations will be impacted or if those impacted will resume operations. Any new outbreaks or the continuation of the existing outbreaks or threats of any additional outbreaks of a contagion or epidemic disease could have a material adverse effect on the Company, its business and operational results.
Other
Critical Accounting Estimates
The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the periods presented. Notes 2 and 3 of the Company’s 2023 annual consolidated financial statements describe all of the significant accounting policies as well as the significant judgments and estimates.
50    2023 Annual Report

Management's Discussion & Analysis
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, the Disclosure Policy, the Code of Conduct, the Stock Trading Policy, Corporate Governance, the effective functioning of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.
As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by National Instrument 52-109 in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2023, the disclosure controls and procedures (as defined in National Instrument 52-109- Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rules 13(a)-15(e) under the Securities Exchange Act of 1934, as amended) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.
The Company’s internal control over financial reporting includes:
•Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•Providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS;
2023 Annual Report    51

Management's Discussion & Analysis
•Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.
The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2023, the Company’s internal control over financial reporting is effective and no material weaknesses were identified.
Changes in Internal Controls
There were no changes in internal controls of the Company during the year ended December 31, 2023 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
52    2023 Annual Report

Management's Discussion & Analysis
Forward Looking Statements
This MD&A and any exhibits attached hereto and incorporated herein, if any, contain “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.
Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; Antamina Mine, Blyvoor Mine, Caserones Mine, Mercedes Mine, Bonikro Mine, CEZinc, HVC, Hod Maden Gold Stream, Platreef, Greenstone Project, Robertson, Horne 5, the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Mine, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Lobo-Marte Project, the Vatukoula Mine, or the Vale Royalty Package; the absence of control over mining operations from which Sandstorm will purchase gold or other commodities, or receive royalties from and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; the number or aggregate value of common shares which may be purchased under the NCIB; audits being conducted by the CRA and available remedies; the expectation that the terms of the earn-in milestone payments of SSR Mining's agreement to acquire a 40% operating interest in the Hod Maden Project will be fulfilled, its intention to pursue project financing, including expectation of benefits to the overall development of the project as a result of the SSR Mining acquisition and its ability to fulfil its role as operator of the Hod Maden Project, including the social and regulatory license to operate; management’s expectations regarding Sandstorm’s growth; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” herein and those risks described in the section entitled “Risk Factors” contained in Sandstorm’s most recent Annual Information Form for the year ended December 31, 2022 available at www.sedarplus.ca and www.sec.gov and incorporated by reference herein.
Forward-looking information in this MD&A includes, among other things, disclosure regarding: the impact of COVID-19 on the business, audits being conducted by the CRA and available remedies, management’s expectations regarding Sandstorm’s growth, Sandstorm’s existing Gold Streams and royalties as well as its future outlook, the operators of the mines ability to fulfil their roles as operators, including the social and regulatory license to operate; the Mineral Reserve and Mineral Resource estimates for each of the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Mine, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Lobo-Marte Project, the Vatukoula Mine, the Vale Royalty Package, the Antamina Mine,the Blyvoor Mine, the Caserones Mine, the Mercedes Mine, the Bonikro Mine, CEZinc, HVC, the Hod Maden Project, Platreef, the Greenstone Project, Robertson, and Horne 5. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.
Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.
Imola Götz, the Vice President, Mining and Engineering of the Company, is a "qualified person" as such term is defined under National Instrument 43-101 and has reviewed and approved the scientific and technical information disclosed in this document.
2023 Annual Report    53

Management's Discussion & Analysis
Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements of Sandstorm Gold Ltd. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.
The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board (“IFRS” or "IFRS Accounting Standards"). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.
Sandstorm Gold Ltd. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.
The Audit Committee is appointed by the Board, and all of its members are independent directors. The Audit Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the financial statements and the external auditors' report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. PricewaterhouseCoopers LLP has full and free access to the Audit Committee.

“Nolan Watson” “Erfan Kazemi”
President & Chief Executive Officer Chief Financial Officer

February 15, 2024
54    2023 Annual Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Sandstorm Gold Ltd.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Sandstorm Gold Ltd. and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flow for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits
2023 Annual Report    55

also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Assessment of impairment indicators of stream, royalty and other interests
As described in Notes 3 and 5 to the consolidated financial statements, the Company’s stream, royalty and other interests carrying amount was $1,560 million as of December 31, 2023. Management assesses whether any indication of impairment exists at the end of each reporting period for each stream, royalty and other interest, including assessing whether there are observable indications that the asset’s value
2023 Annual Report    56

has declined during the period. If such an indication exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). Management uses judgment when assessing whether there are indicators of impairment, such as significant changes in future commodity prices, discount rates, operator reserve and resource estimates or other relevant information received from the operators that indicates production from the interests will not likely occur or may be significantly reduced in the future.
The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators of stream, royalty and other interests is a critical audit matter are (i) the judgment by management when assessing whether there were indicators of impairment related to significant changes in future commodity prices, discount rates, operator reserve and resource estimates or other relevant information received from the operators that indicates production from the interests will not likely occur or may be significantly reduced in the future; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluate audit evidence related to management’s assessment of impairment indicators of stream, royalty and other interests.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s review of the assessment of impairment indicators of stream, royalty and other interests. These procedures also included, among others, evaluating the reasonableness of management’s assessment of indicators of impairment for a sample of stream, royalty and other interests, related to significant changes in future commodity prices, discount rates, operator reserve and resource estimates or other relevant information received from the operators that indicates production from the interests will not likely occur or may be significantly reduced in the future, by considering (i) the current and past performance of the underlying mining operation associated with the interest; (ii) external market and industry data; (iii) the publicly disclosed information by operators of the underlying mining operation associated with the interests; and (iv) consistency with evidence obtained in other areas of the audit.

/s/PricewaterhouseCoopers LLP
Chartered Professional Accountants
Vancouver, Canada
February 15, 2024

We have served as the Company’s auditor since 2016.
2023 Annual Report    57

Consolidated Financial Statements
For the Year Ended December 31, 2023

58                                         2023 Annual Report

Consolidated Statements of Financial Position	Expressed in U.S. Dollars ($000s)

ASSETS	Note	December 31, 2023	December 31, 2022
Current
Cash and cash equivalents		$5,003	$7,029
Trade and other receivables	8	16065000	21394000
Short-term investments	7	28400000	3773000
Other current assets		4310000	531000
		$53,778	$32,727
Non-Current
Stream, royalty and other interests	5	$1,560,416	$1,781,256
Investments in associates	6	57559000	27265000
Investments	7	230474000	126117000
Other long-term assets	10 (b)	29,199	7,412
Total assets		$1,931,426	$1,974,777

LIABILITIES
Current
Trade payables and other	9	$16,193	$19,041
Non-Current
Bank debt	12	$435,000	$497,500
Deferred income tax and other liabilities	10	26252000	16,831
		$477,445	$533,372

EQUITY
Share capital	11	$1,312,352	$1,318,622
Reserves		28,716	24,647
Retained earnings		122,917	98,921
Accumulated other comprehensive loss		(34,984)	(27,490)
Equity attributable to Sandstorm Gold Ltd.’s shareholders		$1,429,001	$1,414,700
Non-controlling interests		24,980	26705000
Total liabilities and equity		$1,931,426	$1,974,777
Commitments and contingencies (note 16)
The accompanying notes are an integral part of these consolidated financial statements.

On Behalf of the Board:	“Nolan Watson”, Director	“David De Witt”, Director
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Consolidated Statements of Income (Loss)	Expressed in U.S. Dollars ($000s) Except for per share amounts

	Note	Year Ended December 31, 2023	Year Ended December 31, 2022

Sales	17	$106,584	$97,815
Royalty revenue	17	73,052	50,917
		$179,636	$148,732

Cost of sales, excluding depletion	17	21,677	23,366
Depletion	17	75,337	59,780
Total cost of sales		$97,014	$83,146

Gross profit		$82,622	$65,586

Expenses and other (income)
Administration expenses[1]	13	$14,373	$13,394
Project evaluation[1]		7,153	7,434
Finance expense		39,515	17,286
Gain on revaluation of investments	7	(15,671)	(1,756)
Contractual income from stream, royalty and other interests	17	(11,810)	—
Share of net loss of associates		2,141	3,654
Gain on disposal of stream, royalty and other interests		(1,949)	(25,833)
Stream, royalty and other interests impairments		1,627	1,086
Gain on disposal of investment in associate		—	(37,396)
Other		331	(52)
Income before taxes		$46,912	$87,769

Current income tax expense		8,706	5,261
Deferred income tax (recovery) expense		(4,503)	4,058
Total income tax expense	10	$4,203	$9,319

Net income for the year		$42,709	$78,450

Net income for the year attributable to:
Sandstorm Gold Ltd.’s shareholders		$41,716	$78,361
Non-controlling interests		993	89
Earnings per share attributable to Sandstorm Gold Ltd.’s shareholders:
Basic earnings per share		$0.14	$0.34
Diluted earnings per share		$0.14	$0.33
Weighted average number of common shares outstanding
Basic	11 (e)	297,406,309	231,348,386
Diluted	11 (e)	299,991,157	234,318,180
1.Equity settled share-based compensation (a non-cash item) is included in administration expenses and project evaluation		$7,616	$6,101
The accompanying notes are an integral part of these consolidated financial statements.
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Consolidated Statements of Comprehensive Income (Loss)	Expressed in U.S. Dollars ($000s)

	Note	Year Ended December 31, 2023	Year Ended December 31, 2022

Net income for the year		$42,709	$78,450

Other Comprehensive (Loss) Income for the Year
Items that may subsequently be reclassified to net income:
Currency translation differences		$(65)	$(12,900)
Currency translation differences reclassified to net income		—	149473000
Items that will not subsequently be reclassified to net income:
Loss on FVTOCI investments and other		(8,520)	(8,450)
Tax recovery on FVTOCI investments		1,091	896
Total other comprehensive (loss) gain for the year		$(7,494)	$129,019
Total comprehensive income for the year		$35,215	$207,469
The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Statements of Cash Flow	Expressed in U.S. Dollars ($000s)

Cash flow from (used in):	Note	Year Ended December 31, 2023	Year Ended December 31, 2022

OPERATING ACTIVITIES
Net income for the year		$42,709	$78,450
Items not affecting cash:
Depletion and depreciation		$75,927	$60,239
Interest expense and financing amortization		39,400	17,193
Gain on revaluation of investments		(15,671)	(1,756)
Share-based payments		7,616	6,101
Deferred income tax (recovery) expense		(4,503)	4,058
Share of net loss of associates	6	2,141	3,654
Gain on disposal of stream, royalty and other interests		(1,949)	(25,833)
Stream, royalty and other interests impairments	5	1,627	1,086
Unrealized foreign exchange loss		1,349	765
Gain on disposal of investment in associate		—	(37,396)
Other		2,411	3,245
Changes in non-cash working capital	14	1,697	(2,890)
		$152,754	$106,916

INVESTING ACTIVITIES
Acquisition of investments and other assets		$(30,534)	$(33,432)
Acquisition of stream, royalty, and other interests	5	(20,943)	(620,790)
Proceeds from disposal of stream, royalty and other interests		23,554	38,113
Proceeds from disposal of investments and other		5,741	7,255
Investment in Hod Maden interest		—	(3,818)
		$(22,182)	$(612,672)

FINANCING ACTIVITIES
Bank debt drawn		$41,500	$653,122
Bank debt repaid		(104,000)	(212,372)
Interest paid		(35,720)	(15,159)
Dividends paid		(17,736)	(13,637)
Redemption of common shares (normal course issuer bid) and other		(15,970)	(421)
Proceeds from issuance of common shares net of financing costs		—	86,031
		$(131,926)	$497,564

Effect of exchange rate changes on cash and cash equivalents		$(672)	$(945)

Net decrease in cash and cash equivalents		$(2,026)	$(9,137)
Cash and cash equivalents — beginning of the year		7,029	16,166
Cash and cash equivalents — end of the year		$5,003	$7,029
Supplemental cash flow information (note 14)
The accompanying notes are an integral part of these consolidated financial statements.
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Consolidated Statements of Changes in Equity	Expressed in U.S. dollars ($000s)

		Share Capital		Reserves
	Note	Number	Amount	Share Options, Warrants and Restricted Share Rights	Retained Earnings	Accumulated Other Comprehensive Loss	Total equity attributable to Sandstorm Gold Ltd.’s shareholders	Non-controlling interests	Total

At January 1, 2022		191,653,454	$694,675	$18,903	$35,569	$(156,509)	$592,638	$—	$592,638
Shares issued for Nomad Royalty acquisition		74,382,930	454,089	—	—	—	454,089	—	454,089
Warrants and options issued for Nomad Royalty acquisition		—	—	2,776	—	—	2,776	—	2,776
Acquisition of CMC non-controlling interest		—	—	—	—	—	—	27,568	27,568
Shares issued for BaseCore acquisition		13,495,276	75,304	—	—	—	75,304	—	75,304
Shares issued in equity financing		18,055,000	92,081	—	—	—	92,081	—	92,081
Options exercised	11 (b)	1,130,218	6,124	(1,430)	—	—	4,694	—	4,694
Warrants exercised	11 (c)	484	5	—	—	—	5	—	5
Vesting of restricted share rights		314,100	1,703	(1,703)	—	—	—	—	—
Acquisition and cancellation of common shares (normal course issuer bid)		(187,801)	(940)	—	—	—	(940)	—	(940)
Share-based payments		—	—	6,101	—	—	6,101	—	6,101
Share issuance costs		—	(4,419)	—	—	—	(4,419)	—	(4,419)
Dividends declared		—	—	—	(15,009)	—	(15,009)	(952)	(15,961)
Total comprehensive income (loss)		—	—	—	78,361	129,019	207,380	89	207,469
At December 31, 2022		298,843,661	$1,318,622	$24,647	$98,921	$(27,490)	$1,414,700	$26,705	$1,441,405
Options exercised	11 (b)	1,147,066	6,102	(1,031)	—	—	5,071	—	5,071
Vesting of restricted share rights		463,506	2,516	(2,516)	—	—	—	—	—
Acquisition and cancellation of common shares (normal course issuer bid)	11 (a)	(2,787,995)	(14,385)	—	—	—	(14,385)	—	(14,385)
Share-based payments		—	—	7,616	—	—	7,616	—	7,616
Share issuance costs		—	(503)	—	—	—	(503)	—	(503)
Dividends declared	11 (a)	—	—	—	(17,720)	—	(17,720)	(2,718)	(20,438)
Total comprehensive income (loss)		—	—	—	41,716	(7,494)	34,222	993	35,215
At December 31, 2023		297,666,238	$1,312,352	$28,716	$122,917	$(34,984)	$1,429,001	$24,980	$1,453,981
The accompanying notes are an integral part of these consolidated financial statements.
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Financial Statements
Notes to the Consolidated Financial Statements
December 31, 2023 | Expressed In U.S. Dollars
1.Nature of Operations
Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Sandstorm Gold Ltd. and its subsidiary entities (collectively “Sandstorm”, “Sandstorm Gold” or the “Company”) is a resource-based company that seeks to acquire gold and other metals purchase agreements (“Gold Streams” or “Streams”) and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Stream or royalty, Sandstorm receives the right to purchase, at a fixed price per unit or at a fixed percentage of the spot price, a percentage of a mine’s production for the life of the mine (in the case of a Stream) or a portion of the revenue generated from the mine (in the case of a royalty).
The head office, principal address and registered office of the Company are located at Suite 3200, 733 Seymour Street, Vancouver, British Columbia V6B 0S6.
These consolidated financial statements were authorized for issue by the Board of Directors of the Company on February 15, 2024.
2.Summary of Material Accounting Policies
AStatement of Compliance
These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or "IFRS").
BBasis of Presentation
These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value.
The consolidated financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.
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Financial Statements
CPrinciples of Consolidation
These consolidated financial statements include the accounts of the Company and its subsidiaries which are wholly owned: Inversiones Mineras Australes Holdings (BVI) Inc., Inversiones Mineras Australes S.A., Premier Royalty U.S.A. Inc., SA Targeted Investing Corp., Sandstorm Metals & Energy (US) Inc. Coral Resources Inc., and Nomad Royalty Company Ltd. Subsidiaries are fully consolidated from the date the Company obtains control and continue to be consolidated until the date that control ceases. These consolidated financial statements also include the accounts of the Company’s 67.5% interest in Compañia Minera Caserones (“CMC”). The non-controlling interest related to this entity has been recorded in equity. Sandstorm consolidates the results of CMC on a 100% basis, with the proportionate share of net income (loss) and comprehensive (loss) attributable to owners of the Company and non-controlling interest presented separately. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.
DInvestments in Associates
An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.
The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investments in associates are initially recognized at cost when acquired and subsequently increased or decreased to recognize the Company’s share of net income and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate’s reserves, and for impairment losses after the initial recognition date. The Company’s share of income and losses of the associate is recognized in net income during the period. Unrealized gains on transactions between the Company and an associate are eliminated to the extent of the Company’s interest in the associate. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Dilution gains and losses arising from changes in interests in investments in associates are recognized in the consolidated statement of income or loss. Dividends received from the associate are accounted for as a reduction in the carrying amount of the Company’s investment.
EStream, Royalty and Other Interests
Stream, royalty and other interests consist of acquired royalty and Stream metal purchase agreements. These interests are recorded at cost and capitalized as long term tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if
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Financial Statements
any. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.
Stream, royalty and other interests related to producing mines are depleted using the units-of-production method over the life of the property to which the agreement relates, which is estimated using available information of proven and probable Reserves and the portion of Resources expected to be classified as Mineral Reserves at the mine corresponding to the specific interest.
On acquisition of a Stream, royalty or other interest, an allocation of its cost may be attributed to the exploration potential of the interest and is recorded as a non-depletable asset on the acquisition date. The value of the exploration potential is accounted for by reference to IFRS 6, Exploration and Evaluation of Mineral Resources and is not depleted until such time as the technical feasibility and commercial viability have been established at which point the value of the asset is accounted for by reference to IAS 16, Property, Plant and Equipment.
FImpairment of Stream, Royalty and Other Interests
Evaluation of the carrying values of each Stream, royalty and other interest is undertaken when events or changes in circumstances indicate that the carrying values may not be recoverable and at each reporting period. If any indication of impairment exists, the recoverable amount is estimated to determine the extent of any impairment loss. The recoverable amount is the higher of the fair value less costs of disposal and value in use.
Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. Fair value less costs of disposal is usually estimated using a discounted cash flow approach. Estimated future cash flows are calculated using estimated production, sales prices, and a discount rate. Estimated production is determined using current Reserves and the portion of Resources expected to be classified as Mineral Reserves as well as exploration potential expected to be converted into Resources. Estimated sales prices are determined by reference to a long-term metal price forecasts by analysts and management’s expectations. The discount rate is estimated using a discount rate incorporating analyst views and management’s expectations to value precious metal royalty companies. Value in use is determined as the present value of future cash flows expected to be derived from continuing use of an asset in its present form for those assets where value in use exceeds fair value less costs of disposal. If it is determined that the recoverable amount is less than the carrying value, then an impairment is recognized within net income (loss) immediately.
An assessment is made at each reporting period if there is any indication that a previous impairment loss may no longer exist or has decreased. If any indications are present, the carrying amount of the Stream, royalty and other interest is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount net of depletion that would
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have been determined had no impairment loss been recognized for the Stream, royalty and other interest in previous periods.
GRevenue Recognition
Revenue is comprised of revenue earned in the period from contracts with customers under each of its royalty and Stream interests. The Company has determined that each unit of a commodity that is delivered to a customer under a royalty and Stream interest is a performance obligation for the delivery of a good that is separate from each other unit of the commodity to be delivered under the same arrangement. In accordance with IFRS 15, the Company recognizes revenue to depict the transfer of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.
For Stream interests, revenue recognition occurs when the relevant commodity received from the Stream operator is transferred by the Company to its third-party customers.
For royalty interests, revenue recognition occurs when the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.
HForeign Currency Translation
The functional currency of the Company and its subsidiaries is the principal currency of the economic environment in which they operate. For the Company and its subsidiaries Inversiones Mineras Australes Holdings (BVI) Inc., Inversiones Mineras Australes S.A., Premier Royalty U.S.A. Inc., SA Targeted Investing Corp., Sandstorm Metals & Energy (US) Inc., Coral Resources Inc., Nomad Royalty Company Ltd., the company's interest in CMC, the Company’s Sandbox Royalty Corp. investment in associate and the Company's Horizon Copper Corp. investment in associate, the functional currency is the U.S. dollar.
Transactions in foreign currencies are initially recorded in the entity’s functional currency as the rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the closing rate as at the reporting date.
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Financial Statements
IFinancial Instruments
The Company’s financial instruments consist of cash and cash equivalents, trade receivables and other, short and long-term investments, loans receivable, trade payables and other and bank debt. All financial instruments are initially recorded at fair value and designated as follows:
Cash and cash equivalents, trade receivables and other, and loans receivable are classified as financial assets at amortized cost and trade payables and other and bank debt are classified as financial liabilities at amortized cost. Both financial assets at amortized cost and financial liabilities at amortized cost are measured at amortized cost using the effective interest method.
The Company’s financial assets which are subject to credit risk include cash and cash equivalents, trade receivables and other and loans receivable. At December 31, 2022 and December 31, 2023, the Company determined that the expected credit losses on its financial assets were nominal. There were no material impairment losses recognized on financial assets during the years ended December 31, 2023 and December 31, 2022.
Investments in common shares are held for long-term strategic purposes and not for trading. The Company has made an irrevocable election to designate all these investments as fair value through other comprehensive income (“FVTOCI”) in order to provide a more meaningful presentation based on management’s intention, rather than reflecting changes in fair value in net income. Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive income under the classification of gain (loss) on revaluation of investments. Cumulative gains and losses are not subsequently reclassified to profit or loss.
Investments in warrants and convertible debt instruments are classified as fair value through profit or loss (“FVTPL”). These warrants and convertible debt instruments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of net income (loss) under the classification of gain (loss) on revaluation of investments.
Transaction costs on initial recognition of financial instruments classified as FVTPL are expensed as incurred. Transaction costs incurred on initial recognition of financial instruments classified as loans and receivables, FVTOCI and other financial liabilities are recognized at their fair value amount and offset against the related loans and receivables or capitalized when appropriate.
Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. Financial liabilities are derecognized only when the Company’s obligations are discharged, cancelled or they expire. On derecognition, the difference between the carrying amount (measured at the date of derecognition) and the consideration received (including any new asset obtained less any new liability obtained) is recognized in profit or loss.
In August 2020, the International Accounting Standards Board issued Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) (“IBOR Amendments”), which
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Financial Statements
is applied to potential changes in contractual cash flows of a financial asset or financial liability as a result of replacing an interest rate benchmark with an alternative benchmark rate. The Company has adopted the IBOR Amendments retrospectively. The new standard did not have a material impact on the Company’s consolidated financial statements.
JInventory
When refined gold or the applicable commodity, under the Stream agreement, is delivered to the Company, it is recorded as inventory. The amount recognized for inventory includes both the cash payment and the related depletion associated with the related Stream interest.
KCash and Cash Equivalents
Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.
LIncome Taxes
Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted at the reporting date.
Deferred income taxes are provided for using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for accounting. The change in the net deferred income tax asset or liability is included in income except for deferred income tax relating to equity items which is recognized directly in equity, and relating to investments in common shares designated as FVTOCI which is recognized in other comprehensive income. The income tax effects of differences in the periods when revenue and expenses are recognized in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available for utilization. Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting nor taxable earnings.
Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes
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Financial Statements
levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis.
The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.
MShare Capital and Share Purchase Warrants
The proceeds from the issue of units are allocated between common shares and share purchase warrants (with an exercise price denominated in U.S. dollars) on a pro-rata basis based on relative fair values at the date of issuance. The fair value of common shares is based on the market closing price on the date the units are issued and the fair value of share purchase warrants is determined using the quoted market price or if the warrants are not traded, using the Black-Scholes Model (“BSM”) as of the date of issuance. Equity instruments issued to agents as financing costs are measured at their fair value at the date the services were provided. Upon exercise, the original consideration is reallocated from share purchase warrants reserve to issued share capital along with the associated exercise price. Original consideration associated with expired share purchase warrants is reallocated to issued share capital.
NEarnings Per Share
Basic earnings per share is computed by dividing the net income available to Sandstorm common shareholders by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated assuming that outstanding share options and share purchase warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.
OShare Based Payments
The Company recognizes share based compensation expense for all share purchase options and restricted share rights (“RSRs”) awarded to employees, officers and directors based on the fair values of the share purchase options and RSRs at the date of grant. The fair values of share purchase options and RSRs at the date of grant are expensed over the vesting periods of the share purchase options and RSRs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the BSM with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSRs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the Consolidated Statements of Income (Loss).
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The BSM requires management to estimate the expected volatility and expected term of the equity instrument, the risk-free rate of return over the term, expected dividends, and the number of equity instruments expected to ultimately vest. The Company uses its competitors market data with respect to expected volatility and expected dividend yield to the extent these factors are indicative of the Company’s future expectations. The expected term is estimated using historical exercise data, and the number of equity instruments expected to vest is estimated using historical forfeiture data.
PRelated Party Transactions
Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.
QSegment Reporting
An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The Company’s operating segments are components of the Company’s business for which discrete financial information is available and which are reviewed regularly by the Company’s Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance.
RLeases
Upon lease commencement, the Company recognizes a right-of-use asset and a corresponding lease liability unless the lease term is twelve months or less or the underlying asset has a low value. Lease liabilities are initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease; if this rate cannot be determined, the incremental borrowing rate is used. Lease liabilities are subsequently measured by increasing the carrying amount to reflect interest on the lease liability, using the effective interest method, and by reducing the carrying amount to reflect the lease payments made. Right-of-use assets are initially measured at the amount of the lease liability plus any initial direct costs incurred and are amortized over the life of the lease on a straight-line basis. Lease liabilities and right-of-use assets are re-measured when there are changes to the terms of the lease.
SNon-controlling Interests
The Company owns a 67.5% interest in Compañia Minera Caserones (“CMC”), which holds the Caserones Royalty. The non-controlling interest related to this entity has been recorded in equity. Sandstorm consolidates the results of CMC on a 100% basis, with the proportionate share of net income
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Financial Statements
(loss) and comprehensive income (loss) attributable to owners of the Company and non-controlling interest presented separately.
Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Company’s equity therein. Non-controlling interests consist of the amount of those interests at the date of the original acquisition and the non-controlling interest’s share of changes in equity since the date of the acquisition.
New and Amended Accounting Policies
The Company has applied the following accounting standard amendments which are effective January 1, 2023. New and amended accounting standards that are not applicable to the Company have been excluded from this note. The amendments listed below did not have any impact on the amounts recognized in prior and current periods and are not expected to significantly impact future periods.
•Definition of Accounting Estimates – amendments to IAS 8
•Disclosure of Accounting Policies – amendments to IAS 1 and IFRS Practice Statement 2
Certain amendments to accounting standards have been published that are not mandatory for the December 31, 2023 reporting periods and have not been early adopted by the Company. These amendments are not expected to have a material impact on the entity in the current or future reporting periods.
3.Key Sources of Estimation Uncertainty and Critical Accounting Judgments
The preparation of the Company’s consolidated financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.
Information about significant sources of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.
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AAttributable Reserve and Resource Estimates
Stream, royalty and other interests are a significant class of assets of the Company, with a carrying value of $1,560.4 million at December 31, 2023 (2022 — $1,781.3 million). This amount represents the capitalized expenditures related to the acquisition of the Stream, royalty and other interests net of accumulated depletion and any impairments. The Company estimates the Reserves and Resources relating to each interest. Management estimates Mineral Reserves and Resources based on information compiled by appropriately qualified persons. Reserves and Resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has Stream and royalty interests, adjusted where applicable to reflect the Company’s percentage entitlement to minerals produced from such mines. The public disclosures of Reserves and Resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of Reserves and Resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of Reserves or Resources may impact the carrying value of the Company’s Stream, royalty and other interests and depletion charges.
The Company’s Stream and royalty interests are depleted on a units-of-production basis, with estimated recoverable Reserves and Resources being used to determine the depletion rate for each of the Company’s Stream and royalty interests. These calculations require determination of the amount of recoverable Resources to be converted into Reserves. Changes to depletion rates are accounted for prospectively.
BInvestments
In the normal course of operations, the Company invests in equity interests of other entities. In such circumstances, management considers whether the facts and circumstances pertaining to each such investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company controls, jointly controls or significantly influences the investee entities requires the application of significant management judgment to consider individually and collectively such factors as:
•The purpose and design of the investee entity.
•The ability to exercise power, through substantive rights, over the activities of the investee entity that significantly affect its returns.
•The size of the Company’s equity ownership and voting rights, including potential voting rights.
•The size and dispersion of other voting interests, including the existence of voting blocks.
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Financial Statements
•Other investments in or relationships with the investee entity including, but not limited to, current or possible board representation, royalty and/or Stream investments, loans and other types of financial support, material transactions with the investee entity, interchange of managerial personnel or consulting positions.
•Other relevant and pertinent factors.
If it is determined that the Company neither has control, joint control or significant influence over an investee entity, the Company accounts for the corresponding investment in equity interest at fair value through other comprehensive income as further described in note 2.
CIncome Taxes
The interpretation of existing tax laws or regulations in Canada, the United States of America, Australia, Argentina, Ecuador, Turkey, Guernsey, Mexico, Brazil, Chile or any of the countries in which the mining operations are located or to which shipments of gold and other metals are made requires the use of judgment. Differing interpretation of these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. To the extent there are uncertain tax provisions, the Company measures the impact of the uncertainty using the method that best predicts the resolution of the uncertainty. The judgements and estimates made to recognize and measure the effect of uncertain tax treatments are reassessed whenever circumstances change or when there is new information that affects those judgements. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis. Refer to note 10 for more information.
DImpairment of Assets
There is judgment required to determine whether any indication of impairment exists at the end of each reporting period for each Stream, royalty and other interest and investment in associate, including assessing whether there are observable indications that the asset’s value has declined during the period. Management uses judgment when assessing whether there are indicators of impairment, such as significant changes in future commodity prices, discount rates, operator Reserve and Resource estimates or other relevant information received from the operators that indicates production from Stream and royalty interests will not likely occur or may be significantly reduced in the future. If such an indication exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). The recoverable amount is the higher of the fair value less costs of disposal and value in use. The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, and operating performance.
The recoverable amount is determined using a discounted cash flow model. The discount rate is based on the Company’s weighted average cost of capital, adjusted for various risks. The expected future cash flows are management’s best estimates of expected future revenues and costs. Under each method,
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expected future revenues reflect the estimated future production for each mine at which the Company has a Stream or royalty based on detailed life of mine plans received from each of the mine operators. Included in these forecasts is the production of Mineral Resources that do not currently qualify for inclusion in proven and probable ore Reserves where there is a high degree of confidence in its economic extraction. This is consistent with the methodology that is used to measure value beyond proven and probable Reserves when determining the fair value attributable to acquired Stream and royalty interests. Expected future revenues also reflect management’s estimated long term metal prices, which are determined based on current prices, forward pricing curves and forecasts of expected long-term metal prices prepared by analysts. These estimates often differ from current price levels but are consistent with how a market participant would assess future long-term metal prices. Estimated future cash costs are established based on the terms of each Stream, royalty and other interest, as disclosed in note 16 to the financial statements.
EAccounting for Acquisition of Assets and Stream, Royalty and Other Interests
The Company’s business is the acquisition of Streams, royalties and other interests. Each Stream, royalty and other interest has its own unique terms and judgement is required to assess the appropriate accounting treatment. The determination of whether an acquisition should be accounted for as a Stream, royalty and other interest or a financial instrument requires the consideration of factors such as (i) the terms of the agreement; (ii) the applicability of the own use exemption under IFRS 9; (iii) whether there is a contractual commitment to repay amounts under the Stream; and (iv) the expected timing and amount of future deliveries of gold, silver and other commodities under the Stream with reference to the existing mine plan.
The assessment of whether an acquisition meets the definition of a business, or a group of assets acquired is another area of key judgement. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. If deemed to be an asset acquisition, consideration paid on acquisition date is allocated on a pro-rata basis to the assets acquired based on their relative fair value. For both business combinations and acquisitions of a group of assets, the determination of the acquisition date fair values often requires management to make assumptions and estimates about future events.
To estimate the fair value of Stream, royalty and other interests, management utilizes a discounted cash flow model. The assumptions and estimates with respect to determining the fair value of Stream, royalty and other interests generally require a high degree of judgement and include estimates of conversion of Mineral Reserves and Resources acquired, estimated future production, future commodity prices and discount rates. Estimates of Mineral Reserves and Resources along with the estimated future production serve to determine the mine life. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and
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Financial Statements
liabilities. Similar judgments are applied to Stream, royalty and other interests received as consideration.
FFunctional Currency
The functional currency for each of the Company’s subsidiaries and associates is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.
4.Financial Instruments
ACapital Risk Management
The Company manages its capital such that it endeavors to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. At December 31, 2023, the capital structure of the Company consisted of $1,429.0 million (December 31, 2022 — $1,414.7 million) of equity attributable to common shareholders, comprising issued share capital (note 11), accumulated reserves, retained earnings and other comprehensive loss. The Company was not subject to any externally imposed capital requirements. The Company complies with certain covenants under the Revolving Facility agreement governing bank debt. The Company was in compliance with the debt covenants as at December 31, 2023.
BFair Value Estimation
The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:
Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.
Level 2 | Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2. The fair value of warrants, convertible debt instruments and related instruments are determined using a Black-Scholes model based on relevant assumptions
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including the risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions. The use of reasonably possible alternative assumptions would not significantly impact the Company’s results.
Level 3 | Inputs that are unobservable (supported by little or no market activity). When a fair value measurement of a Stream, royalty and other interest is required, it is determined using unobservable discounted future cash flows. As a result, the fair values are classified within Level 3 of the fair value hierarchy.
The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2023 and December 31, 2022.
As at December 31, 2023:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

SHORT-TERM INVESTMENTS
Convertible debt	$9,770	$—	$9,770	$—
LONG-TERM INVESTMENTS
Common shares held	$17,682	$17,682	$—	$—
Warrants and other	1,628	—	1,628	—
Convertible debt	211,164	—	211,164	—
	$240,244	$17,682	$222,562	$—

As at December 31, 2022:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

SHORT-TERM INVESTMENTS
Convertible debt	$1,272	$—	$1,272	$—
LONG-TERM INVESTMENTS
Common shares held	$19,025	$19,025	$—	$—
Warrants and other	2,088	—	2,088	—
Convertible debt	105,004	—	105,004	—
	$127,389	$19,025	$108,364	$—

The fair value of the Company's other financial instruments, which include cash and cash equivalents, trade and other receivables, loans receivable which are included in investments, and trade payables and other, approximate their carrying values at December 31, 2023 and December 31, 2022 due to their short-term nature. The fair value of the Company’s bank debt, which is measured using Level 2 inputs,
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Financial Statements
approximates its carrying value due to the nature of its market-based rate of interest. There were no transfers between the levels of the fair value hierarchy during the year ended December 31, 2023 and the year ended December 31, 2022.
CCredit Risk
The Company’s credit risk is limited to cash and cash equivalents, loans receivable which are included in investments, trade and other receivables, and the Company’s investments in convertible debentures. The Company’s trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. Generally, the Company's cash and cash equivalents held at financial institutions are in excess of the applicable deposit insurance company coverage limits. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.
The Company’s investments in debentures are subject to counterparties’ credit risk. In particular, the Company’s convertible debentures due from Horizon Copper Corp. (“Horizon Copper”), Bear Creek Mining Corporation (“Bear Creek”) and Sandbox Royalties Corp. (“Sandbox”) are subject to their respective credit risk, the Company’s ability to realize on its security and the net proceeds available under that security.
DLiquidity Risk
The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. In managing liquidity risk, the Company takes into account the amount available under the Company’s revolving credit facility, anticipated cash flows from operating activities and its holding of cash and cash equivalents. As at December 31, 2023, the Company had cash and cash equivalents of $5.0 million (December 31, 2022 — $7.0 million). Sandstorm holds common shares, convertible debentures, warrants, investments and loans receivable due from other companies with a combined fair market value as at December 31, 2023 of $258.9 million (December 31, 2022 — $129.9 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company's trade payables and other are due within one year. The Company's contractual obligations related to bank debt and interest are disclosed in note 16.
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EMarket Risk
Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in interest rates, exchange rates or other prices such as equity prices and commodity prices.
INTEREST RATE RISK
The Company is exposed to interest rate risk on its bank debt and its investments in debentures. The Company’s bank debt is subject to a floating interest rate. The Company monitors its exposure to interest rates. During the year ended December 31, 2023, a 1% increase (decrease) in nominal interest rates would have increased (decreased) interest expense by approximately $5.0 million and would not have a material impact on the fair value of the Company’s investments in debentures.
CURRENCY RISK
Financial instruments that impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include cash and cash equivalents, loans receivable which are included in investments, trade and other receivables, lease liabilities and trade payables and other denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2023, a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income by $2.0 million and would not have a material impact on other comprehensive income.
OTHER PRICE RISK
The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of investments are impacted by various underlying factors including commodity prices, the volatility in global markets as a result of expectations of inflation and global events. Based on the Company's investments held as at December 31, 2023, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $1.7 million and would not have a material impact on net income.
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Financial Statements
5.Stream, Royalty and Other Interests
ACarrying Amount
As of and for the year ended December 31, 2023:

	Cost			Accumulated Depletion
In $000s	Opening	Net Additions (Disposals)	Ending	Opening	Depletion	Depletion in Ending Inventory	Disposals	Impairment	Ending	Carrying Amount

Antamina, Peru	$342,227	$(154,545)	$187,682	$5,676	$8,576	$—	$(11,418)	$—	$2,834	$184,848
Aurizona, Brazil	11,091	—	11,091	3,246	492	—	—	—	3,738	7,353
Blyvoor, South Africa	106,332	—	106,332	787	1,225	57	—	—	2,069	104,263
Bonikro, Côte d'Ivoire	37,773	—	37,773	3,106	4,956	842	—	—	8,904	28,869
Caserones, Chile	82,678	—	82,678	1,656	5,832	—	—	—	7,488	75,190
Cerro Moro, Argentina	74,261	—	74,261	48,292	10,753	—	—	—	59,045	15,216
Chapada, Brazil	69,561	—	69,561	22,905	2,761	—	—	—	25,666	43,895
Fruta del Norte, Ecuador	33,268	—	33,268	6,010	2,098	—	—	—	8,108	25,160
Greenstone, Canada	107,234	—	107,234	—	—	—	—	—	—	107,234
Horne 5, Canada	78,934	—	78,934	—	—	—	—	—	—	78,934
Hod Maden, Türkiye	206,969	26	206,995	—	—	—	—	—	—	206,995
Houndé, Burkina Faso	45,120	—	45,120	16,100	1,835	—	—	—	17,935	27,185
Hugo North Extension and Heruga, Mongolia	35,352	6	35,358	—	—	—	—	—	—	35,358
Mercedes, Mexico	70,809	5,089	75,898	8,144	15,787	669	—	—	24,600	51,298
Platreef, South Africa	186,640	360	187,000	—	—	—	—	—	—	187,000
Relief Canyon, USA	26,448	11,010	37,458	12,652	4,731	1,209	—	—	18,592	18,866
Vale Royalties, Brazil	117,787	—	117,787	3,981	2,426	—	—	—	6,407	111,380
Other[1]	609,670	(14,091)	595,579	328,343	13,865	372	—	1,627	344,207	251,372
Total[2]	$2,242,154	$(152,145)	$2,090,009	$460,898	$75,337	$3,149	$(11,418)	$1,627	$529,593	$1,560,416
1.Includes Vatukoula, Black Fox, Highland Valley, El Pilar, Cortez Complex (Robertson Deposit), CEZinc, Gualcamayo, Lobo-Marte, Ağı Dağı & Kirazlı and others.
2.Stream, royalty and other interests includes non-depletable assets of $36.5 million and depletable assets of $1,523.9 million.
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Financial Statements
As of and for the year ended December 31, 2022:

	Cost			Accumulated Depletion
In $000s	Opening	Net Additions (Disposals)	Ending	Opening	Depletion	Impairment	Ending	Carrying Amount

Antamina, Peru	$—	$342,227	$342,227	$—	$5,676	$—	$5,676	$336,551
Aurizona, Brazil	11,091	—	11,091	2,867	379	—	3,246	7,845
Blyvoor, South Africa	—	106,332	106,332	—	787	—	787	105,545
Bonikro, Côte d'Ivoire	—	37,773	37,773	—	3,106	—	3,106	34,667
Caserones, Chile	—	82,678	82,678	—	1,656	—	1,656	81,022
Cerro Moro, Argentina	74,252	9	74,261	36,298	11,994	—	48,292	25,969
Chapada, Brazil	69,554	7	69,561	19,845	3,060	—	22,905	46,656
Fruta del Norte, Ecuador	33,268	—	33,268	3,594	2,416	—	6,010	27,258
Greenstone, Canada	—	107,234	107,234	—	—	—	—	107,234
Horne 5, Canada	—	78,934	78,934	—	—	—	—	78,934
Hod Maden, Türkiye	5,818	201,151	206,969	—	—	—	—	206,969
Houndé, Burkina Faso	45,120	—	45,120	13,941	2,159	—	16,100	29,020
Hugo North Extension and Heruga, Mongolia	35,352	—	35,352	—	—	—	—	35,352
Mercedes, Mexico	—	70,809	70,809	—	8,144	—	8,144	62,665
Platreef, South Africa	—	186,640	186,640	—	—	—	—	186,640
Relief Canyon, USA	26,441	7	26,448	7,531	5,121	—	12,652	13,796
Vale Royalties, Brazil	117,787	—	117,787	1,444	2,537	—	3,981	113,806
Other[1]	455,000	154,670	609,670	314,512	12,745	1,086	328,343	281,327
Total[2]	$873,683	$1,368,471	$2,242,154	$400,032	$59,780	$1,086	$460,898	$1,781,256
1.Includes Vatukoula, Black Fox, Highland Valley, El Pilar, Cortez Complex (Robertson Deposit), CEZinc, Gualcamayo, Lobo-Marte, Ağı Dağı & Kirazlı and others.
2.Stream, royalty and other interests includes non-depletable assets of $37.8 million and depletable assets of $1,743.5 million.
BAntamina Transaction
In June 2023, Sandstorm closed its previously announced agreement with Horizon Copper to sell a portion of the 1.66% net profits interest on the Antamina copper mine (the "Antamina NPI") in consideration for a silver stream, debenture, equity, and cash. As a result of the transaction, which was accounted for as a partial disposition, Sandstorm recognized a $2.0 million loss.
The consideration that Horizon issued to Sandstorm under the agreement includes the following: a debenture with a fair value of $122.7 million, described in further detail in note 7; a silver stream on production from Antamina with a fair value of $101.4 million; a $20 million cash payment; and $1.4 million in Horizon Copper shares, sufficient to maintain the Company's 34% interest. Sandstorm
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Financial Statements
will retain a residual Antamina NPI, calculated as one third of Horizon Copper's 1.66% NPI, after deducting the cost to Horizon of delivering silver ounces under the Antamina silver stream described below. The carrying amount of the royalty retained is $86.2 million.
As part of the Antamina silver stream, Sandstorm will receive silver ounces equal to 1.66% of all silver production from the Antamina mine with ongoing payments equal to 2.5% of the silver spot price. To estimate the fair value of the silver stream, management utilized a discounted cash flow model. Key assumptions used in the analysis were a 2.8% discount rate, a long term silver price of $23 per ounce and an estimated mine life of 29 years.
CEl Pilar and Blackwater Disposals
In October 2023, Sandstorm closed its previously announced agreement to sell the El Pilar and Blackwater Royalties to Sandbox Royalties Corp. ("Sandbox") for total consideration of $25 million comprised of $10 million in cash and $15 million in common shares of Sandbox at a price of CAD0.70 per share. A gain of $4.0 million was recognized by Sandstorm on disposal of the royalties.
DBear Creek Restructuring
In January 2024, Sandstorm closed its previously announced agreement to restructure its existing streams and refinance certain Bear Creek investment (the “Restructuring Agreement”). The terms of the restructured agreements are as follows:
•Revised Gold stream: Effective January 1, 2024, Sandstorm will have the right to purchase 275 gold ounces per month through April 2028 and a 4.4% gold stream thereafter for an on-going cash payment of 25% of the spot price of gold for each gold ounce delivered. During 2023, Sandstorm had the right to purchase 600 gold ounces per month for ongoing per ounce cash payments equal to 7.5% of the spot price of gold.
•Revised Silver stream: Effective January 1, 2024, the silver stream will be suspended through the fixed gold delivery period (through April 2028); thereafter, Sandstorm will receive 100% of the silver produced for the life of the mine for an on-going cash payment of 25% of the spot price of silver for each silver ounce delivered. During 2023, Sandstorm had the right to purchase 75,000 silver ounces per quarter for ongoing per ounce cash payments equal to 20% of the spot price of silver.
•Revised Debt: Sandstorm refinanced its $22.5 million convertible debenture and a $14.0 million secured loan that was acquired by Sandstorm in 2023 into 5-year convertible notes bearing interest at 7% per annum and convertible into common shares of Bear Creek at a strike price of CAD0.73 per share (the “Refinanced Sandstorm Debentures").
On closing and in consideration for the amendments, Sandstorm also received:
•Corani Royalty: a 1.0% net smelter returns royalty on Bear Creek’s wholly owned Corani project in Peru, one of the world’s largest fully permitted silver deposits.
•$10 million in Non-Royalty consideration: Additional consideration comprised of 28,706,687 Bear Creek common shares and $4.3 million in principal to be added to the Refinanced Sandstorm Debentures.
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Financial Statements
In connection with the Restructuring Agreement, Sandstorm agreed to make up to $8 million in additional credit available to Bear Creek (of which $5.0 million had been advanced as at December 31, 2023) prior to August 31, 2024, subject to certain conditions. Any amounts drawn under this facility will be added to the principal amount of the Refinanced Sandstorm Debentures.
EPrior Year Transactions
Nomad Acquisition
In August 2022, the Company closed its previously announced purchase of Nomad Royalty Company (“Nomad”) for consideration of approximately 74.4 million common shares to former Nomad shareholders. The transaction was accounted for as an asset acquisition, with capitalized costs of $534.2 million being determined by reference to the fair value of the net assets acquired. The other net assets acquired in the transaction included cash and cash equivalents, accounts receivable and other assets of approximately $24.3 million, accounts payable and accrued liabilities of $9.2 million and a revolving credit facility balance of $56.8 million. Stream, royalty and other interests acquired include: the Blyvoor Gold Stream, the Bonikro Gold Stream, the Caserones NSR, the Greenstone Gold Stream, the Mercedes Gold and silver Stream, the Platreef Gold stream as well as the Robertson NSR, the Troilus royalty and the Gualcamayo NSR (included in “Other” in the table above). Additionally, in September and October 2022 respectively, the Company remitted the $56.3 million remaining up front deposit under the Platreef agreement and $81.7 million remaining up front deposit owed under the Greenstone agreement.
Basecore Acquisition
In July 2022, the Company closed its previously announced purchase of a portfolio of Stream, royalty and other interests from BaseCore Metals LP (“BaseCore”). Sandstorm made a payment of $425 million in cash and issued approximately 13.5 million common shares of the Company to BaseCore. The transaction was accounted for as an asset acquisition, with capitalized costs of $508.5 million being determined by reference to the fair value of the net assets acquired. Stream, royalty and other interests acquired include: the Antamina NPI, the CEZinc stream, the Highland Valley NPI, the Horne 5 NSR, and the El Pilar royalty (included in “Other” in the table above).
Hod Maden
In August 2022, the Company closed a previously announced transaction with Horizon Copper, including the sale of the Company’s 30% interest in the Hod Maden project to Horizon Copper, as further discussed in note 6, and the receipt of a $200 million Gold Stream on production from Hod Maden.
As part of the sale, Sandstorm transferred to Horizon its 30% interest in Hod Maden as well as $10 million in cash and a 25% equity stake in Entrée Resources Ltd. ("Entrée"). Consideration provided to Sandstorm by Horizon includes the Hod Maden Gold Stream with an acquisition date fair value of
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Financial Statements
$200 million, common shares of Horizon Copper, representing a 34% equity interest, and a secured 10-year convertible promissory note, which is measured at fair value through profit and loss, with a principal amount of $95 million, and fair value on acquisition of $68.3 million.
Sandbox Royalties
In June 2022, the Company closed its previously announced sale of a portfolio of royalties to Sandbox for $65 million composed of 34 million common shares of Sandbox at a price of CAD0.70 per share, a $15 million cash payment and a 10-year secured convertible promissory note with a principal amount of $31.4 million. A gain of $22.7 million was recognized by Sandstorm on disposal of the royalties. Royalties acquired by Sandbox include: the Hackett River NSR, the Prairie Creek NSR, the Mason NSR and several other exploration stage royalties, all included within “Other” in the table above. As a result of this transaction, Sandstorm’s position on a fully diluted basis was greater than 20% and the Company concluded that it had significant influence over Sandbox. Accordingly, it was accounted for as an investment in associate under the equity method. The initial cost of the associate includes the cost of the common shares held, which is equal to the fair value of the common shares on acquisition.
Mercedes Gold Stream
In April 2022, the Company closed its previously announced $60 million financing package of Bear Creek to facilitate its acquisition of the producing Mercedes gold-silver mine (“Mercedes Mine”) in Mexico from Equinox Gold Corp. The financing package included a $37.5 million Gold Stream on the Mercedes Mine and a $22.5 million convertible debenture.
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Financial Statements
6.Investments in Associates
The following table summarizes the changes in the carrying amount of the Company’s investments in associates:

In $000s	Sandbox Royalties Corp.	Horizon Copper Corp.	Hod Maden Interest	Entrée Resources Ltd.	Total Investments in Associates

At December 31, 2021	$—	$—	$63,313	$21,276	$84,589
Acquisition (disposal) of investment in associate	18,647	10,687	(52,645)	(20,633)	(43,944)
Capital investment	—	—	3,818	—	3,818
Company's share of net loss of associate	(307)	(2,124)	(745)	(478)	(3,654)
Currency translation adjustments and other	(62)	424	(13,741)	(165)	(13,544)
At December 31, 2022	$18,278	$8,987	$—	$—	$27,265
Capital investment	—	2,279	—	—	2,279
Additions	30,183	—	—	—	30,183
Company's share of net loss of associate	(1,202)	(939)	—	—	(2,141)
Currency translation adjustments and other	38	(65)	—	—	(27)
At December 31, 2023	$47,297	$10,262	$—	$—	$57,559

As a result of Sandstorm's equity ownership position being greater than 20% on a fully diluted basis, Sandstorm has determined that it has significant influence over Sandbox and Horizon Copper Corp.; consequently, they are related parties of the Company and any transactions with these entities are considered related party transactions.
ASandbox Royalties Corp.
The Company holds 34% of the common shares of Sandbox, a stream and royalty company which is incorporated in Canada, on a non-diluted basis and accounts for this interest using the equity method. The Company records its share of Sandbox's profit or loss including adjustments, where appropriate, to give effect to uniform accounting policies.
During the year ended December 31, 2023, additions to the Sandbox investment in associate relate to Sandbox shares received in consideration for the sale of the El Pilar and Blackwater royalties to Sandbox, as discussed in note 5, and Sandbox shares received as partial repayment of the convertible promissory note owed from Sandbox to Sandstorm in the period, as discussed in note 7.
Summarized financial information for the Company’s interest in Sandbox on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies is as follows:
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Financial Statements

In $000s	Year Ended December 31, 2023	Year Ended December 31, 2022

Revenue	$1,845	$355
Depletion	(945)	(267)
Administration expenses	(5,762)	(272)
Other expenses	(293)	(1,341)
Total net loss	$(5,155)	$(1,525)
Other comprehensive loss	248	(308)
Total comprehensive loss	$(4,907)	$(1,833)
Company's share of comprehensive net loss of associate	$(1,164)	$369

In $000s	At December 31, 2023	At December 31, 2022

Current Assets	$11,349	$6,615
Non-current Assets	147,256	71,993
Total Assets	$158,605	$78,608
Current Liabilities	414	86
Non-current Liabilities	44,790	15,975
Total Liabilities	$45,204	$16,061
Net Assets	$113,401	$62,547
Company’s share of net assets of associate	38,556	12,600
Adjustments to Sandstorm’s share of net assets	8,741	5,678
Carrying amount of investment in associate	$47,297	$18,278

Summarized financial information in respect of the Company's Sandbox investment in associate as at and for the year ended December 31, 2023 is based on amounts included in the associate’s most recent available consolidated financial statements prepared in accordance with IFRS Accounting Standards as of September 30, 2023, adjusted for material transactions during the three months ended December 31, 2023, and for adjustments made by the Company in applying the equity method, including fair value adjustments on acquisition of the interest in the associate.
BHorizon Copper Corp.
The Company holds 34% of the common shares of Horizon Copper, a mining company which is incorporated in Canada, on a non-diluted basis and accounts for this interest using the equity method. The Company records its share of Horizon Copper's profit or loss including adjustments, where appropriate, to give effect to uniform accounting policies. Using the quoted price of Horizon Copper's common shares, the fair value of Sandstorm's interest was $13.9 million at December 31, 2023.

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Financial Statements
In August 2022 as part of the Hod Maden transaction described in note 5(e) above, the Company received an approximate 34% equity interest in Horizon Copper. As a result of this transaction the Company recognized a gain of $24.9 million on the disposal of its Hod Maden investment in associate. In determining the gain on the transaction, management estimated the fair value of the Hod Maden Gold Stream (note 5(e)) and the convertible promissory note consideration received (note 5(e)). The cumulative translation adjustment of $149.5 million previously recorded in other comprehensive income was reclassified to profit and loss at the time of disposal of this foreign operation and has been included in the calculation of the total gain on disposal.
Summarized financial information for the Company’s interest in Horizon Copper on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies is as follows:

In $000s	Year Ended December 31, 2023	Year Ended December 31, 2022

Revenue	$4,054	$—
Depletion	(4,536)	—
Administration expenses	(1,456)	(666)
Other expenses	(824)	(5,582)
Total net loss	$(2,762)	$(6,248)
Other comprehensive loss	$(192)	$1,249
Total comprehensive loss	$(2,954)	$(4,999)
Company's share of comprehensive net loss of associate	$(1,004)	$(1,700)

In $000s	At December 31, 2023	At December 31, 2022

Current Assets	$20,750	$41,360
Non-current Assets	499,495	259,523
Total Assets	$520,245	$300,883
Current Liabilities	10,401	141
Non-current Liabilities	504,465	271,163
Total Liabilities	$514,866	$271,304
Net Assets	$5,379	$29,579
Company’s share of net assets of associate	1,829	10,057
Adjustments to Sandstorm’s share of net assets	8,433	(1,070)
Carrying amount of investment in associate	$10,262	$8,987

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Financial Statements
The Company has agreed to make available certain additional funds to Horizon Copper subject to certain conditions, including availability, use of proceeds and other customary conditions up to a maximum of $150 million. The facility will bear interest at SOFR plus a margin (currently 2.0% - 3.5% per annum). The maturity date of the Horizon Copper facility is August 31, 2032 and is convertible to Horizon Copper shares at the option of the Company or Horizon Copper (provided that no conversion will be effected if it would result in the Company holding a greater than 34% equity interest in Horizon Copper). No amounts have been drawn to-date.
As part of the sale of the Hod Maden interest, Sandstorm provided Horizon Copper with normal course indemnification for claims arising from pre-existing matters. Sandstorm became aware that a lawsuit was filed by a former employee of the predecessor company to Horizon Copper's associate, Artmin Madencilik Sanayi ve Ticaret A.S ("Artmin"), the Turkish entity which holds the Hod Maden project. The former employee claimed that he was entitled to 1% of the value of the project as a finder's fee. Subsequent to year end, the claim was settled for an insignificant amount.

7.Investments
As of and for the year ended December 31, 2023:

In $000s	Jan. 1, 2023	Additions	Disposals	Transfers	Fair Value Adjustment	Interest Revenue	Dec. 31, 2023

SHORT-TERM INVESTMENTS
Convertible debt instruments[1]	$1,272	$8,875	$(6,573)	$6,196	$—	$—	$9,770
Loans receivable[3]	2,501	16,439	(1,054)	—	—	744	18,630
Total short-term investments	$3,773	$25,314	$(7,627)	$6,196	$—	$744	$28,400

LONG-TERM INVESTMENTS
Common shares[2]	$19,025	$8,590	$(1,376)	$—	$(8,557)	$—	$17,682
Warrants and other[1]	2,088	—	(540)	—	80	—	1,628
Convertible debt instruments[1]	105,004	114,001	(17,236)	(6,196)	15,591	—	211,164
Total long-term investments	$126,117	$122,591	$(19,152)	$(6,196)	$7,114	$—	$230,474
Total investments	$129,890	$147,905	$(26,779)	$—	$7,114	$744	$258,874
1.Fair value adjustment recorded within Net Income (loss) for the period.
2.Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.
3.Interest revenue recorded within Net Income (loss) for the period.

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Financial Statements
In June 2023 and as described in note 5 above, Sandstorm received a debenture with a face value of $149.1 million as consideration for the partial sale of its Antamina NPI to Horizon Copper. The debenture has a 10 year term and bears stated interest at approximately 3%. Principal repayments are subject to a cash sweep of the excess cash flow Horizon Copper receives from the 1.66% Antamina NPI after the Antamina silver stream and Antamina residual royalty obligations are paid and prepayment can occur at any time prior to maturity without penalty. The debenture is measured at fair value through profit and loss and its fair value at the time of the transaction was $122.7 million measured using a discount rate of approximately 6% and assumptions related to production and revenues at Antamina consistent with those described further in note 5.
Also, during the year ended December 31, 2023, Sandbox issued approximately 33.8 million common shares to Sandstorm with a total value of $17.2 million as repayment for a portion of the convertible promissory note due from Sandbox to Sandstorm.
As of and for the year ended December 31, 2022:

In $000s	Jan. 1, 2022	Additions	Disposals	Transfers	Fair Value Adjustment	Interest Revenue	Dec. 31, 2022

SHORT-TERM INVESTMENTS
Convertible debt instruments[1]	$—	$—	$—	$1,272	$—	$—	$1,272
Loans receivable[3]	5,001	—	(2,787)	—	—	287	2,501
Total short-term investments	$5,001	$—	$(2,787)	$1,272	$—	$287	$3,773

LONG-TERM INVESTMENTS
Common shares[2]	$21,486	$10,748	$(4,820)	$—	$(8,389)	$—	$19,025
Warrants and other[1]	1,666	—	—	—	422	—	2,088
Convertible debt instruments[1]	904	104,972	(934)	(1,272)	1,334	—	105,004
Loans receivable[3]	—	33,781	(33,311)	—	—	(470)	—
Total long-term investments	$24,056	$149,501	$(39,065)	$(1,272)	$(6,633)	$(470)	$126,117
Total investments	$29,057	$149,501	$(41,852)	$—	$(6,633)	$(183)	$129,890
1.Fair value adjustment recorded within Net Income (loss) for the period.
2.Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.
3.Interest revenue recorded within Net Income (loss) for the period.

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Financial Statements
8.Trade and Other Receivables

In $000s	At December 31, 2023	At December 31, 2022

Trade receivables	$15,154	$18,265
Other receivables	911	3,129
Total trade and other receivables	$16,065	$21,394
9.Trade Payables and Other

In $000s	At December 31, 2023	At December 31, 2022

Accounts payable and accrued liabilities	$5,741	$3,808
Dividends payable	4,537	4,446
Withholding taxes payable	726	1,120
Other payables[1]	5,189	9,667
Total trade payables and other	$16,193	$19,041
1.Includes an $1.9 million payable to Horizon Copper Corp. at December 31, 2023 (December 31, 2022 - $8.3 million).
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Financial Statements
10.Deferred Income Tax and Other Liabilities
AIncome Taxes
The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.
These differences result from the following items:

In $000s	Year Ended December 31, 2023	Year Ended December 31, 2022

Income before income taxes	$46,912	$87,769
Canadian federal and provincial income tax rates	27%	27%
Income tax expense based on the above rates	$12,666	$23,698

Increase (decrease) due to:
Non-deductible expenses and permanent differences	$5,149	$2,102
Non-taxable portion of capital gain or loss	(1,827)	(3,776)
Withholding taxes	2,821	2,975
Recognition of unrecognized losses on Horizon transaction	—	(11,977)
Change in unrecognized temporary differences and other	(14,606)	(3,703)
Income tax expense	$4,203	$9,319

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Financial Statements
The deferred tax liabilities are shown below:

In $000s	At December 31, 2023	At December 31, 2022

Non-capital losses	$50,160	$27,664
Investments and other	957	2,240
Stream, royalty and other interests	(60,122)	(44,688)
Total deferred income tax liabilities	$(9,005)	$(14,784)
Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset. Non-capital losses have been recognized as a deferred income tax asset to the extent there will be future taxable income against which the Company can utilize the benefit prior to their expiration. The Company recognized deferred tax assets in respect of tax losses as at December 31, 2023 of $183.8 million (2022 — $102.5 million) as it is probable that there will be future taxable profits to recover the deferred tax assets. These non-capital losses carry forwards are located in Canada and expire between 2030-2041.
The movement in net deferred income taxes is shown below:

In $000s	Year Ended December 31, 2023	Year Ended December 31, 2022

Balance, beginning of the year	$(14,784)	$(18,294)
Recognized in net income (loss) for the year	4,503	(4,058)
Recognized in equity	185	1,634
Recognized in other comprehensive income (loss) for the year	1,091	900
Recognized from new acquisitions in the year	—	5,034
Balance, end of year	$(9,005)	$(14,784)
The aggregate amount of deductible temporary differences associated with capital losses and other items, for which deferred income tax assets have not been recognized as at December 31, 2023 are $12.9 million (2022 — $15.6 million). No deferred tax asset is recognized in respect of these items because it is not probable that future taxable capital gains or taxable income will be available against which the Company can utilize the benefit.
BRight-of-Use Assets and Lease Liabilities
At December 31, 2023, right of use assets, included in other long term assets in the statement of financial position, were $22.8 million. Additions in the period totaled $21.4 million relating to leased office space in Vancouver, British Columbia. At December 31, 2023, lease liabilities were $18.5 million, $1.3 million of which is current and included in trade payables and other with the remainder being included in deferred tax and other liabilities in the statement of financial position. Additions to lease liabilities in the period were $17.7 million relating to the above noted office lease.
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Financial Statements
11.Share Capital and Reserves
AAuthorized Share Capital
The Company is authorized to issue an unlimited number of common shares without par value.
In April 2023, the Company renewed its normal course issuer bid ("NCIB") and is able, until April 10, 2024, to purchase up to 24.0 million of its common shares. The Company's previous NCIB expired on April 6, 2023. The NCIB provides the Company with the option to purchase its common shares from time to time. During the year ended December 31, 2023, the Company, utilizing its current and previous NCIB, purchased and cancelled approximately 2.8 million common shares.
In June 2023, the Company re-established an at-the-market equity program (the "ATM Program") whereby the Company is permitted to issue up to an aggregate of $150 million worth of common shares from treasury at prevailing market prices to the public through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace on which the common shares are listed, quoted or otherwise trade. The volume and timing of distributions under the ATM Program is determined at the Company's sole discretion, subject to applicable regulatory limitations. The ATM Program is effective until October 22, 2024, unless terminated prior to such day by the Company. T0-date, the Company has not utilized or sold any shares under the ATM Program.
In the first quarter of 2023, the Company declared a dividend of CAD0.02 per common share (Q1 2022 - CAD0.02). The full amount of the dividend was paid in cash in April 2023. In the second quarter of 2023, the Company declared a dividend of CAD0.02 per common share (Q2 2022 - CAD0.02). The full amount of the dividend was paid in cash in July 2023. In the third quarter of 2023, the Company declared a dividend of CAD0.02 per common share (Q3 2022 - CAD0.02). The full amount of the dividend was paid in cash in October 2023. In the fourth quarter of 2023, the Company declared a dividend of CAD0.02 per common share (Q4 2022 - CAD0.02). The full amount of the dividend was recorded as a payable and included within trade payables and other as at December 31, 2023.
BStock Options of the Company
The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company's other share compensation arrangements, may not exceed 8.5% of the Company’s issued common shares as at the date of the grant.
During the year ended December 31, 2023, the Company granted 4,101,417 options with a weighted average exercise price of CAD6.53 and a fair value of $5.3 million or $1.29 per option. The fair value of
2023 Annual Report    93

Financial Statements
the options granted was determined using a BSM using the following weighted average assumptions: grant date share price and exercise price of CAD6.53, expected volatility of 31.00%, risk-free interest rate of 3.40%, dividend yield of 1.23%, and an expected life of 4 years. Expected volatility was determined by considering the trailing 4 year historical average share price volatility of similar companies in the same industry and business model.
A summary of the Company’s options and the changes for the period is as follows:

	Number of options	Weighted average exercise price per share (CAD)

Options outstanding at December 31, 2021	11,239,342	7.47
Granted	6,249,148	7.19
Exercised	(1,130,218)	(5.39)
Expired	(2,250)	(15.00)
Options outstanding at December 31, 2022	16,356,022	7.50
Granted	4,101,417	6.53
Exercised	(1,147,066)	(5.99)
Expired	(2,009,933)	(6.07)
Options outstanding at December 31, 2023	17,300,440	7.54
The weighted average remaining contractual life of the options as at December 31, 2023 was 3.05 (year ended December 31, 2022 — 2.96 years). The weighted average share price, at the time of exercise, for those share options that were exercised during the year ended December 31, 2023 was CAD6.71 per share (year ended December 31, 2022 - CAD7.82).
A summary of the Company’s options as of December 31, 2023 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (range) (CAD)	Weighted average exercise price per share (CAD)[1]

2024	3,188,023	3,188,023	1.66 – 12.40	8.05
2025	2,812,000	2,812,000	9.43	9.43
2026	2,968,000	1,978,671	7.18	7.18
2027	4,231,000	1,410,340	7.12	7.12
2028	4,101,417	—	6.53	—
	17,300,440	9,389,034		8.14
1.Weighted average exercise price of options that are exercisable.

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Financial Statements
CShare Purchase Warrants
A summary of the Company’s warrants and the changes for the period is as follows:

	Number of warrants	Shares to be issued upon exercise of warrants

Warrants outstanding at December 31, 2021	-	-
Issued	2,661,012	2,661,012
Exercised	(484)	(484)
Expired	(2,418,528)	(2,418,528)
Warrants outstanding at December 31, 2022 and December 31, 2023	242,000	242,000
The weighted average share price, at the time of exercise, for those warrants that were exercised during the year ended December 31, 2022 was CAD7.40 per share. At December 31, 2023 the Company had 242,000 warrants outstanding with an exercise price of $8.97 and an expiry date of May 13, 2024.
DRestricted Share Rights
The Company has a restricted share plan (the “Restricted Share Plan”) whereby the Company may grant restricted share rights (“RSRs”) to eligible employees, officers, directors and consultants at an expiry date to be determined by the Board of Directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 4,500,000 restricted share rights.
During the year ended December 31, 2023, the Company granted 557,750 RSRs with a grant date fair value of $2.7 million, a three year vesting term, and a weighted average grant date fair value of $4.88 per unit. As of December 31, 2023, the Company had 2,354,911 RSRs outstanding.
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Financial Statements
EDiluted Earnings Per Share
Diluted earnings per share is calculated based on the following:

In $000s (except for shares and per share amounts)	Year Ended December 31, 2023	Year Ended December 31, 2022

Net income attributable to Sandstorm’s shareholders for the year	$41,716	$78,361

Basic weighted average number of shares	297,406,309	231,348,386
Basic earnings per share	$0.14	$0.34

Effect of dilutive securities
Stock options	644,651	1,192,958
Restricted share rights	1,940,197	1,776,836
Diluted weighted average number of common shares	299,991,157	234,318,180
Diluted earnings per share	$0.14	$0.33
The following table lists the number of potentially dilutive securities excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of CAD7.10 during the year ended December 31, 2023 (December 31, 2022 — CAD8.10).

	Year Ended December 31, 2023	Year Ended December 31, 2022

Stock Options	12,896,931	4,700,144
Warrants	242,000	2,225,825

FCompañia Minera Caserones
Sandstorm holds a 67.5% interest in Compañia Minera Caserones (“CMC”), which is incorporated in Chile. Summarized financial information for the Company’s investment in this subsidiary, on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies is as follows:

In $000s	At December 31, 2023	At December 31, 2022

Current Assets	$2,356	$1,791
Non-current Assets	62,852	81,022
Total Assets	$65,208	$82,813
Current Liabilities	767	445
Non-current Liabilities	—	—
Total Liabilities	$767	$445
Net Assets	$64,441	$82,368
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Financial Statements

	Year Ended December 31, 2023	Year Ended December 31, 2022

Revenue	$12,022	$2,615
Depletion	(4,875)	(1,656)
Administration expenses and other	(92)	28
Income tax expense	(4,000)	(714)
Total net income and comprehensive income	$3,055	$273
Total net income and comprehensive income attributable to non-controlling interests	$993	$89

12.Revolving Facility and Deferred Financing Costs
In September 2023, Sandstorm renewed its existing revolving credit agreement allowing the Company to borrow up to $625 million (the “Revolving Facility”) for a four year term, maturing in September 2027.
The Revolving Facility is for general corporate purposes, from a syndicate of banks including The Bank of Nova Scotia, Bank of Montreal, National Bank of Canada, Canadian Imperial Bank of Commerce, and Royal Bank of Canada (“the Syndicate”). The facility matures in September 2027, subject to an extension based on mutual consent of the parties.
The amounts drawn on the Revolving Facility are subject to interest at SOFR plus 1.875%–3.5% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.422%–0.788% per annum, both of which are dependent on the Company’s leverage ratio. The Revolving Facility maintains its sustainability-linked incentive pricing terms that allow Sandstorm to reduce the borrowing costs from the interest rates described earlier as the Company’s performance targets are met.
Sandstorm is required to maintain a leverage ratio of net debt divided by EBITDA (as defined in the Revolving Facility) of less than or equal to 4.00:1.00, and an interest coverage ratio of greater than or equal to 3.00:1.00 for each fiscal quarter.
The Revolving Facility is secured against the Company’s assets, including the Company’s Stream, royalty and other interests and investments. As of December 31, 2023, the Company was in compliance with the covenants and the balance of the Revolving Facility was $435 million.
Deferred financing costs are amortized on a straight-line basis over the term of the Revolving Facility. At December 31, 2023, deferred financing costs, net of accumulated amortization, was $4.3 million (December 31, 2022 — $3.9 million).

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Financial Statements
13.Administration Expenses
The administration expenses for the Company are as follows:

In $000s	Year Ended December 31, 2023	Year Ended December 31, 2022

Corporate administration	$4,232	$3,732
Employee benefits and salaries	3,878	3,864
Professional fees	2,375	2,552
Administration expenses before share-based compensation	$10,485	$10,148
Equity settled share-based compensation (a non-cash expense)	3,888	3,246
Total administration expenses	$14,373	$13,394
14.Supplemental Cash Flow Information

In $000s	Year Ended December 31, 2023	Year Ended December 31, 2022

Change in non-cash working capital:
Trade receivables and other	$1,494	$(5,498)
Trade payables and other	203	2,608
Net increase (decrease) in cash	$1,697	$(2,890)
Significant non-cash transactions:
Financial instrument received on disposal of Stream, royalty and other interests	$122,745	$14,123
Sandbox common shares received in consideration for a convertible debenture payment	17,249	—
Sandbox common shares received on disposal of Stream, royalty and other interests	14,988	18,564
Financial instrument received on disposal of Entrée investment in associate	—	33,781
Common shares issued on acquisition of BaseCore portfolio of Stream, royalty and other interests	—	(75,304)
Common shares issued on acquisition of Nomad portfolio of Stream, royalty and other interests	—	(454,089)
Financial instruments received on disposal of Hod Maden investment in associate	—	68,348
Financial instrument disposed of on disposal of Hod Maden investment in associate	—	(33,311)
Horizon Copper investment in associate received on disposal of Hod Maden investment in associate	—	10,687
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Financial Statements
15.Key Management Compensation
The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	Year Ended December 31, 2023	Year Ended December 31, 2022

Salaries and benefits	$1,630	$3,000
Share-based payments	5,116	4,124
Total key management compensation expense	$6,746	$7,124
16.Commitments and Contingencies
In connection with its Streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted)

Antamina	1.66%	2.5% of silver spot price
Black Fox[1]	8%	$589
Blyvoor[2]	10%	$572
Bonikro[3]	6%	$400
Cerro Moro[4]	20%	30% of silver spot price
CEZinc[5]	1%	20% of quarterly average zinc spot price
Chapada[6]	4.2%	30% of copper spot price
Entrée[1,7,8]	5.62% on Hugo North Extension and 4.26% on Heruga	Varies
Greenstone[9]	2.375%	20% of gold spot price
Hod Maden[10]	20%	50% of gold spot price until 405,000 ounces of gold have been delivered, then 60% of gold spot price thereafter
Karma	1.625%	20% of gold spot price
Mercedes[11]	29,400 ounces of gold over 49 months and 4.4% thereafter 3,750,000 ounces of silver, and 30% of silver produced thereafter	Varies
Platreef[12]	37.5%	Varies
Relief Canyon[13]	39,174 ounces over 6.5 years and 4% thereafter	Varies
Santa Elena[1]	20%	$478
South Arturo	40%	20% of silver spot price
Vatukoula[14]	11,022 ounces over 4.5 years and 1.199% – 1.363% thereafter	20% of gold spot price
Woodlawn[15]	Varies	Nil
2023 Annual Report    99

Financial Statements
1.Per ounce cash payment subject to an annual inflationary adjustment.
2.For the Blyvoor Gold Stream, until 300,000 ounces have been delivered, Blyvoor Gold (Pty) Ltd. will deliver 10% of gold production until 16,000 ounces have been delivered in the calendar year, then 5% of the remaining production for that calendar year. Following the Initial Blyvoor Delivery Threshold, Sandstorm will receive 0.5% of gold production on the first 100,000 ounces in a calendar year until a cumulative 10.32 million ounces of gold have been produced. Under the Stream agreement Sandstorm will make ongoing payments at the lesser of $572 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.
3.For the Bonikro Gold Stream, Sandstorm will receive 6% of gold produced at the mine until 39,000 ounces of gold are delivered, then 3.5% of gold produced until 61,750 cumulative ounces of gold have been delivered, then 2% thereafter. Under the Stream agreement Sandstorm will make ongoing payments at the lesser of $400 per ounce delivered and the gold market price on the business day immediately preceding the date of delivery.
4.Under the terms of the Cerro Moro silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until 7.0 million ounces of silver have been delivered to Sandstorm; then 9.0% of the silver produced thereafter.
5.For the CEZinc zinc stream, the Company has committed to purchase 1.0% of the zinc produced until the later of June 30, 2030 or delivery of 68.0 million pounds of zinc under the contract.
6.For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.
7.For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases from $220 per gold ounce to $500 per gold ounce. For the Entrée silver stream, the purchase price is the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver. For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth. For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.
8.For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.
9.For Greenstone, the Gold Stream on the project is for 2.375% of gold production from the Greenstone joint venture (100% basis), until 120,333 ounces of gold have been delivered, then 1.583% thereafter. In addition to the ongoing payments of 20% of the spot price of gold and to the extent the costs are incurred by the Greenstone joint venture, Sandstorm will pay the joint venture $30 per ounce to fund mine-level environmental and social programs.
10.Under the Hod Maden Gold Stream, Sandstorm will receive 20% of all gold produced from Hod Maden (on a 100% basis) and will make ongoing payments of 50% of the gold spot price until 405,000 ounces of gold are delivered (the "Delivery Threshold"). Once the Delivery Threshold has been reached, Sandstorm will receive 12% of the gold produced for the life of the mine for ongoing payments of 60% of the gold spot price.
11.In January 2024, the Company restructured its Mercedes Gold and Silver streams with the revised terms included in Note 5 (d). Under the original terms of the Mercedes Gold Stream, after receipt of 25,200 gold ounces (the cost of which is 7.5% of the spot price), the Company is entitled to purchase 4.4% of the gold produced from the Mercedes Mine for ongoing per ounce cash payments equal to 25% of the spot price of gold. Under the original terms of the Mercedes silver stream, until 3,750,000 ounces of silver have been delivered under the contract (the cost of which is 20% of the spot price of silver), the Company is entitled to purchase 100% of silver produced with a minimum annual delivery requirement of 300,000 ounces per annum. After 3,750,000 ounces of silver have been delivered under the contract, the Company is entitled to purchase 30% of silver produced (the cost of which is 20% of the spot price of silver).
12.Under the terms of the Platreef Gold Stream, the Company has the right to purchase 37.5% of gold produced until 131,250 gold ounces have been delivered, 30% until an aggregate of 256,980 ounces of gold are delivered, and 1.875% thereafter if certain conditions are met. In calculating gold deliveries owing under the Stream, a fixed payability factor of 80% is applied to all gold production. Until 256,980 ounces have been delivered, Sandstorm will make ongoing payments equal to the lesser of $100 per ounce of gold and the gold market price on the business day immediately preceding the date of delivery. After 256,980 ounces have been delivered, Sandstorm will make ongoing payments of 80% of the spot price of gold for each ounce delivered.
13.For the Relief Canyon Stream, after receipt of 32,022 gold ounces (the cost of which is nil), the Company is entitled to purchase 4.0% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%-65% of the spot price of gold or silver, with the range dependent on the concession's existing royalty obligations.
14.Under the terms of the amended Vatukoula Gold Stream, the Company is entitled to fixed deliveries totaling 11,022 gold ounces (the cost of which is 20% of the spot price) after January 1, 2023 (the "Vatukoula Fixed Delivery Period"). Following the Vatukoula Fixed Delivery Period, the Company is entitled to purchase 1.363% for the first 100,000 ounces of gold produced in a calendar year, and 1.199% for the volume of production above 100,000 ounces, with both variable delivery rates subject to upward adjustment depending on the final scale of the Company's investment in the Vatukoula Gold Stream.
15.For the Woodlawn silver stream, Sandstorm has agreed to purchase an amount of silver equal to 80% of payable silver produced. Deliveries under the Woodlawn silver stream are capped at AUD27 million. In addition, the Company holds a second stream at Woodlawn under which the operator has agreed to pay Sandstorm AUD1.0 million for each 1Mt of tailings ore processed at Woodlawn, subject to a cumulative cap of AUD10 million.

100    2023 Annual Report

Financial Statements
Contractual obligations related to bank debt, interest and leases on an undiscounted basis are as follows:

In $000s	Total	Less than one year	1–3 years	4–5 years	More than 5 years

Bank debt[1]	$435,000	$—	$—	$435,000	$—
Interest[2]	104,608	32,859	53,477	18,272	—
Leases[3]	26,423	2,482	5,261	4,316	14,364
	$566,031	$35,341	$58,738	$457,588	$14,364
1.As at December 31, 2023, the Company had $435 million drawn and outstanding on the Revolving Facility. The repayment date in the table above reflects the full term of the facility which matures on September 11, 2027, assuming no extension periods.
2.The amounts drawn on the Revolving Facility are subject to an interest rate of SOFR plus 1.875%–3.5% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.4219% - 0.7875% per annum, both of which are dependent on the terms of the Revolving Facility and the Company's leverage ratio. The interest charges have been estimated based on assumptions of the Company's future leverage ratio. The Revolving Facility incorporates sustainability-linked incentive pricing terms that allow the Company to reduce the borrowing costs from the interest rates described above as the Company's ESG targets are met. The interest charges have been estimated based on the assumption that the Company will continue with the same pricing adjustment to the debt maturity date. As the applicable interest rate is floating in nature, the interest charges are estimated based on market forward interest rate curves at the ending of the reporting period combined with the assumption that the principal balance outstanding at December 31, 2023, does not change until the debt maturity date
3.Future minimum lease payments for the Company's leases related to offices in Vancouver, BC that have commenced. The above table reflects lease payments due from January 2024 to May 2035 .

As previously disclosed, Sandstorm became aware that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity with which Sandstorm entered into a Stream). Since these severance claims, estimated to be approximately $8 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm. Sandstorm intends on defending itself as it believes the case is without merit.
In an effort to reduce operating costs, the Company has signed a 15-year lease for office space which is expected to commence in the fourth quarter of 2024, a portion of which has been sublet. Under the terms of this agreement the minimum lease payments for the entire space, including the sublet areas, are approximately $25 million over the 15-year lease term. As a result of this 15-year lease agreement, the Company intends to sublet its current leased office space.
17.Segmented Information
The Company’s reportable operating segments, which are components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:
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Financial Statements
For the year ended December 31, 2023:

In $000s	Product	Sales	Royalty revenue	Cost of sales excluding depletion	Depletion	Stream, royalty and other interests impairment	Contractual income from Stream, royalty and other interests	Loss (gain) on disposal of Stream, royalty and other interests	Income (loss) before taxes	Cash flows from operating activities

Antamina, Peru	Copper, Other[1]	$–	$12,040	$–	$7,215	$–	$–	$2,039	$2,786	$11,455
	Silver	2,222	547	55	1,361	–	–	–	1,353	2,714
Aurizona, Brazil	Gold	–	9,825	–	492	–	–	–	9,333	9,025
Blyvoor, South Africa	Gold	4,431	–	1,313	1,225	–	–	–	1,893	2,994
Bonikro, Côte d'Ivoire	Gold	9,223	–	1,919	4,956	–	–	–	2,348	7,619
Caserones, Chile	Copper	–	12,022	–	5,832	–	–	–	6,190	8,365
Cerro Moro, Argentina	Silver	26,197	–	7,853	10,753	–	–	–	7,591	18,345
Chapada, Brazil	Copper	13,469	–	4,074	2,761	–	–	–	6,634	9,395
Fruta del Norte, Ecuador	Gold	–	7,722	–	2,098	–	–	–	5,624	5,434
Houndé, Burkina Faso	Gold	–	5,731	–	1,835	–	–	–	3,896	4,474
Mercedes, Mexico	Gold, Silver[2]	24,757	–	2,258	15,787	–	–	–	6,712	24,511
Relief Canyon, United States	Gold	9,396	–	–	4,731	–	–	–	4,665	9,395
Vale Royalties, Brazil	Iron Ore	–	5,988	–	2,426	–	–	–	3,562	5,005
Other[3]	Gold	11,412	10,790	3,054	6,790	940	(11,810)	–	23,228	30,068
	Copper, Other	5,477	8,387	1,151	7,075	687	–	(3,988)	8,939	12,644
Total Segments		$106,584	$73,052	$21,677	$75,337	$1,627	$(11,810)	$(1,949)	$94,754	$161,443
Corporate:
Administration and Project evaluation expenses		$–	$–	$–	$–	$–	$–	$–	$(21,526)	$(13,321)
Gain on revaluation of investments		–	–	–	–	–	–	–	15,671	–
Finance expense		–	–	–	–	–	–	–	(39,515)	(115)
Share of net income (loss) of associates		–	–	–	–	–	–	–	(2,141)	–
Other		–	–	–	–	–	–	–	(331)	4,747
Total Corporate		$–	$–	$–	$–	$–	$–	$–	$(47,842)	$(8,689)
Consolidated		$106,584	$73,052	$21,677	$75,337	$1,627	$(11,810)	$(1,949)	$46,912	$152,754
1.Royalty revenue from Antamina consists of $9.1 million from copper and $2.9 million from other base metals.
2.Revenue from Mercedes consists of $21.8 million from gold and $3.0 million from silver.
3.Where a Stream, royalty and other interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes Vatukoula, Highland Valley, Black Fox, CEZinc, Gualcamayo and others. Includes revenue from Stream, royalty and other interests located in Canada of $23.3 million, Mexico of $3.6 million and other of $9.2 million. Includes revenue from gold of $22.2 million, copper of $4.7 million, diamonds of $3.3 million and other base metals of $5.9 million. Contractual income from stream, royalty and other interests includes a one-time contractual payment of $10.0 million received related to the Mt. Hamilton royalty. Reportable segments that have not met the criteria for separate disclosure in the current period have been included in Other for the current and prior period.
102    2023 Annual Report

Financial Statements
For the year ended December 31, 2022:

In $000s	Product	Sales	Royalty revenue	Cost of sales excluding depletion	Depletion	Stream, royalty and other interests impairment	Gain on disposal of Stream, royalty and other interests and Other	Income (loss) before taxes	Cash flows from operating activities

Antamina, Peru	Copper, Other[1]	$–	$4,269	$–	$5,676	$–	$–	$(1,407)	$1,069
Aurizona, Brazil	Gold	–	6,925	–	379	–	–	6,546	7,925
Blyvoor, South Africa	Gold	2,589	–	1,199	787	–	–	603	2,083
Bonikro, Côte d'Ivoire	Gold	5,243	–	2,422	3,106	–	–	(285)	3,742
Caserones, Chile	Copper	–	2,615	–	1,656	–	–	959	2,747
Cerro Moro, Argentina	Silver	27,804	–	8,323	11,994	–	–	7,487	19,480
Chapada, Brazil	Copper	16,016	–	4,828	3,060	–	–	8,128	11,188
Fruta del Norte, Ecuador	Gold	–	6,546	–	2,416	–	–	4,130	4,757
Houndé, Burkina Faso	Gold	–	5,815	–	2,159	–	–	3,656	3,547
Mercedes, Mexico	Gold, Silver[2]	14,934	–	2,001	8,144	–	–	4,789	11,669
Relief Canyon, United States	Gold	10,891	–	–	5,121	–	–	5,770	10,891
Vale Royalties, Brazil	Iron Ore	–	7,813	–	2,537	–	–	5,276	7,618
Other[3]	Gold	16,584	5,635	3,795	7,699	1,086	(2,396)	12,035	17,929
	Copper, Other	3,754	11,299	798	5,046	–	(23,437)	32,646	14,734
Total Segments		$97,815	$50,917	$23,366	$59,780	$1,086	$(25,833)	$90,333	$119,379
Corporate:
Administration and Project evaluation expenses		$–	$–	$–	$–	$–	$–	$(20,828)	$(14,269)
Gain on revaluation of investments		–	–	–	–	–	–	1,756	–
Finance expense		–	–	–	–	–	–	(17,286)	(122)
Gain on disposal of investment in associates		–	–	–	–	–	–	37,396	–
Share of net income (loss) of associates		–	–	–	–	–	–	(3,654)	–
Other		–	–	–	–	–	–	52	1,928
Total Corporate		$–	$–	$–	$–	$–	$–	$(2,564)	$(12,463)
Consolidated		$97,815	$50,917	$23,366	$59,780	$1,086	$(25,833)	$87,769	$106,916
1.Royalty revenue from Antamina consists of $2.9 million from copper, $0.2 million from silver and $1.2 million from other base metals.
2.Revenue from Mercedes consists of $12.4 million from gold and $2.5 million from silver.
3.Where a Stream, royalty and other interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Other includes Vatukoula, Highland Valley, Black Fox, CEZinc, Gualcamayo and others. Includes revenue from Stream, royalty and other interests located in Canada of $23.5 million, Mexico of $4.8 million and other of $9.0 million. Includes revenue from gold of $22.2 million, other base metals of $5.6 million, diamonds of $8.2 million and copper of $1.3 million. Reportable segments that have not met the criteria for separate disclosure in the current period have been included in Other for the current and prior period.
2023 Annual Report    103

Financial Statements
Total assets as of:

In $000s	December 31, 2023	December 31, 2022

Antamina	$185,748	$339,751
Aurizona	10,053	9,745
Blyvoor	104,380	105,545
Bonikro	30,035	35,306
Caserones	77,540	82,800
Cerro Moro	15,217	25,969
Chapada	43,895	46,656
Fruta del Norte	26,761	28,658
Greenstone	107,234	107,234
Horne 5	78,934	78,934
Hod Maden	206,996	206,969
Houndé	28,341	30,037
Hugo North Extension and Heruga	35,358	35,352
Mercedes	52,132	64,945
Platreef	187,000	186,640
Relief Canyon	20,074	13,796
Vale Royalties	114,529	116,856
Other[1]	255,276	284,548
Total Segments	$1,579,503	$1,799,741
Corporate:
Cash and cash equivalents	$5,003	$7,029
Investments	258,874	129,890
Other assets[2]	88,046	38,117
Total Corporate	$351,923	$175,036
Consolidated	$1,931,426	$1,974,777
1.Where a Stream, royalty and other interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents an interest on gold, silver or other metal, the interest has been summarized under Other. Includes Vatukoula, Black Fox, Highland Valley, El Pilar, Cortez Complex (Robertson Deposit), CEZinc, Gualcamayo, Lobo-Marte, Ağı Dağı & Kirazlı, and others. Reportable segments that have not met the criteria for separate disclosure in the current period have been included in Other for the current and prior period.
2.Includes Sandbox and Horizon Copper investments in associates.

104    2023 Annual Report

Financial Statements
Non-current assets by geographical region as of:

In $000s	December 31, 2023[1]	December 31, 2022[1]

North America
Canada	$304,169	$296,794
Mexico	54,344	79,852
USA	75,836	68,496
South & Central America
Peru	$186,339	$338,042
Brazil	180,380	186,740
Chile	77,650	83,482
Argentina	47,750	58,493
Ecuador	25,161	27,259
French Guiana	5,160	5,160
Africa
South Africa	$293,562	$294,707
Burkina Faso	34,135	35,927
Cote d'Ivoire	28,869	34,667
Other
Türkiye	$210,162	$210,888
Mongolia	36,001	35,995
Australia	16,177	16,982
Fiji	13,622	14,886
Other	298	298
Consolidated	$1,589,615	$1,788,668
1.Includes Stream, royalty and other interests and Other long-term assets.
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